The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to General Instruction II. L. of Form F-10
File No. 333-160709
PROSPECTUS SUPPLEMENT (Subject to Completion)
(to Prospectus dated July 28, 2009)
Issued November 4, 2010

 5,500,000 Shares

COMMON SHARES

Westport Innovations Inc. is offering 5,500,000 common shares.

Our Common Shares are listed on the Toronto Stock Exchange, or the TSX, under the trading symbol “WPT” and on The Nasdaq Global Market, or NASDAQ, under the symbol “WPRT.” On November 3, 2010, the closing price of the Common Shares on the TSX and NASDAQ was $19.50 and U.S.$19.46, respectively.

Investing in our common shares involves risks. See “Risk Factors” beginning on page S-11 in this prospectus supplement and in the accompanying prospectus, beginning on page 7.

PRICE U.S. $      PER SHARE

Underwriting
	Price to		Discounts and	Proceeds to
	Public		Commissions	Company

Per Share	U.S.	$	U.S. $	U.S.	$
Total	U.S.	$	U.S. $	U.S.	$

We have granted the underwriters the right to purchase up to 825,000 additional common shares to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on          , 2010.

MORGAN STANLEY	J.P. MORGAN

LAZARD CAPITAL MARKETS	CRAIG-HALLUM CAPITAL GROUP	NORTHLAND CAPITAL MARKETS

November   , 2010

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

Important Notice About Information in this Prospectus Supplement and the Accompanying Prospectus	S-i
Special Notice Regarding Forward – Looking Statements	S-i
Documents Incorporated by Reference	S-iii
Exchange Rate Information	S-iv
Prospectus Summary	S-1
Risk Factors	S-11
Use of Proceeds	S-13
Prior Sales	S-14
Market for Securities	S-15
Consolidated Capitalization	S-16
Business	S-17
Certain Income Tax Considerations	S-36
Underwriting	S-43
Legal Matters	S-48
Auditors, Transfer Agent and Registrar	S-48
Documents filed as Part of the Registration Statement	S-48
PROSPECTUS

Definitions and Other Matters	1
Special Notice Regarding Forward Looking Statements	1
Documents Incorporated by Reference	3
Where You Can Find Additional Information	4
Enforceability of Civil Liabilities	5
Westport Innovations Inc	5
Our Business	6
Risk Factors	7
Use of Proceeds	16
Description of Common Shares	16
Description of Preferred Shares	17
Description of Subscription Receipts	18
Description of Warrants	19
Description of Debt Securities	20
Description of Units	23
Prior Sales	23
Market for Securities	25
Plan of Distribution	26
Certain Income Tax Considerations	27
Legal Matters	27
Auditors	27
Documents Filed as Part of the Registration Statement	27
Purchasers’ Statutory Rights	27
Auditors’ Consent	28
Certificate of the Corporation	C-1
IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
     This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of Common Shares we are offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder. This Prospectus Supplement is deemed to be incorporated into the accompanying Prospectus solely for the purpose of the Offering.
     You should rely only on the information contained in this Prospectus Supplement and the Prospectus or incorporated by reference into the Prospectus. We have not authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the Underwriters are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information we have previously filed with the SEC and with the securities regulatory authority in each of the provinces and territories of Canada that is incorporated in the Prospectus by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.
     In this Prospectus Supplement and the Prospectus, unless otherwise indicated, references to “we”, “us”, “our”, “Westport” or the “Corporation” are to Westport Innovations Inc. and all of its wholly-owned and majority-owned subsidiaries and consolidated joint ventures including Cummins Westport Inc., or, CWI. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included in this Prospectus Supplement and the Prospectus and incorporated by reference in the Prospectus is determined using Canadian GAAP.
     We prepare our financial statements in accordance with Canadian GAAP, which differs from United States generally accepted accounting principles, or, U.S. GAAP. Therefore, our financial statements included in this Prospectus Supplement and the Prospectus and incorporated by reference in the Prospectus and in the documents incorporated by reference in the Prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 24 of our audited consolidated financial statements for the years ended March 31, 2010 and 2009 and Note 16 of our unaudited consolidated financial statements as at September 30, 2010 for a discussion of the principal measurement differences between our financial results determined under Canadian GAAP and under U.S. GAAP and for disclosure differences. See “Documents Incorporated by Reference” in this Prospectus Supplement.
SPECIAL NOTICE REGARDING FORWARD – LOOKING STATEMENTS
     Certain statements contained in this Prospectus Supplement and the Prospectus, and in certain documents incorporated by reference in the Prospectus, may constitute “forward-looking statements”. When used in such documents, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus contain forward-looking statements pertaining to the following:
•	the future demand for CWI, Westport and Juniper Engines Inc., or, Juniper, products;
•	the penetration of our existing markets and expansion of those markets;
•	our ability to successfully launch new technology in light-, medium-, and heavy-duty markets initiatives;
•	our ability to expand, exploit and protect our intellectual property;
•	our capital expenditure and engineering investment programs;
•	the future desirability and use of natural gas as an alternative fuel;
•	commodity prices and the fuel price differential between natural gas, diesel and other petroleum-based products;
•	ongoing relationships between us and our business and joint venture partners;
•	our ability to continue to compete with our competitors and their technologies;
•	the capital and operating costs of vehicles using our technologies relative to alternative technologies;
•	continuing growth in the transportation sector and in the natural gas engine market;
•	profit margins and production costs of engines incorporating our technologies;
•	the further development of infrastructure supporting the application of natural gas as an alternative fuel;
•	increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets;
•	increasingly stringent environmental and emissions regulations in the future;

S-i

•	ongoing availability of government incentives and mandates for our technology;
•	our ability to attract and retain personnel;
•	production methods for our liquefied natural gas, or, LNG, compressed natural gas, or, CNG, and liquefied petroleum gas, or, LPG, systems;
•	increasing commercialization of our technologies;
•	expansion of our product offerings;
•	our adoption, timing and ability to meet certain accounting and regulatory standards;
•	the ability of our products to adapt to the use of biogas and manufactured fuels, including hydrogen, as fuels;
•	our estimates and assumptions used in our accounting policies, and accruals, including warranty accruals, and financial condition;
•	our use of the net proceeds of the Offering;
•	our compliance with environmental regulations; and
•	our foreign subsidiary’s past and potential future involvement with countries subject to Canadian and U.S. sanctions and embargoes.
     Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference into the Prospectus and other unforeseen risks, including, without limitation:
•	market acceptance of our products;
•	product development delays;
•	delays in contractual commitments;
•	changing environmental regulations;
•	the ability to attract and retain business partners;
•	the success of our business partners and original equipment manufacturers, or, OEMs, with whom we partner;
•	future levels of government funding and incentives;
•	competition from incumbent or new technologies;
•	price differential between CNG, LNG and LPG relative to petroleum-based fuels;
•	limitations on our ability to protect our intellectual property;
•	potential claims or disputes in respect of our intellectual property;

S-ii

•	limitations in our ability to successfully integrate acquired businesses;
•	limitations in the development of natural gas refueling infrastructure;
•	the ability to provide the capital required for research, product development, operations and marketing; and
•	those risks discussed in this Prospectus Supplement and the accompanying Prospectus under the heading “Risk Factors”.
     You should not rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus Supplement, except as otherwise required by law.
DOCUMENTS INCORPORATED BY REFERENCE
     This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full particulars thereof. See “Documents Filed as Part of the Registration Statement” in this Prospectus Supplement.
     Information has been incorporated by reference into the Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated by reference may be obtained on request without charge from our Vice President, Investor Relations & Communications at 101-1750 West 75th Avenue, Vancouver, British Columbia, V6P 6G2, telephone (604) 718-8321. Copies of documents incorporated by reference may also be obtained by accessing the web site located at www.sedar.com.
     We have filed the following documents with the securities commissions or similar regulatory authorities in each of the provinces of Canada and with the SEC, and such documents are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:
•	our annual information form dated May 25, 2010, for the year ended March 31, 2010, or, the AIF;
•	our management proxy circular dated June 1, 2010 relating to the annual and special meeting of shareholders held on July 15, 2010, or, the Management Proxy Circular;
•	our audited consolidated financial statements as at March 31, 2010 and 2009 and for the years ended March 31, 2010, 2009 and 2008, together with the notes thereto, and the auditors’ report thereon addressed to our shareholders;
•	our unaudited consolidated financial statements as at September 30, 2010, together with the notes thereto;
•	our management’s discussion and analysis of financial condition and results of operations dated May 27, 2010, for the year ended March 31, 2010, or, the Annual MD&A;
•	our management’s discussion and analysis of financial condition and results of operations dated November 1, 2010, for the three and six months ended September 30, 2010 and 2009, or, the Q2 MD&A; and
•	our business acquisition report dated September 14, 2010 relating to our acquisition of OMVL S.p.A., or, OMVL.
     Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference into the Prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into the Prospectus modifies or

S-iii

supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into the Prospectus or to constitute a part of this Prospectus Supplement. Any documents of the type required by National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators that we file after the date of this Prospectus Supplement and before termination of the Offering are deemed to be incorporated by reference into the Prospectus.
EXCHANGE RATE INFORMATION
     The following table sets out, for each period indicated, the exchange rate at the end of the period and the average of the exchange rates on each day during the period for one U.S. dollar expressed in Canadian dollars, based on the U.S.-Canada dollar noon exchange rates quoted by the Bank of Canada. On November 3, 2010, the rate was Cdn.$1.0092 equals U.S.$1.00.

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2010	2009	2008	2010
Average for period	1.0904	1.1264	1.0327	1.0333
End of period	1.0156	1.2602	1.0279	1.0298

S-iv

PROSPECTUS SUMMARY
     The following summary highlights basic information about us and this Offering. This summary does not contain all of the information you should consider before making a decision to invest in our Common Shares. You should review this entire Prospectus Supplement and the accompanying Prospectus carefully, including the risks of investing in our Common Shares discussed in the “Risk Factors” section of this Prospectus Supplement and the accompanying Prospectus and our consolidated financial statements and notes thereto and the other documents incorporated into this Prospectus Supplement and the accompanying Prospectus by reference.
WESTPORT INNOVATIONS INC.
Overview
     We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (2.0 to 2.4 litre), medium- (5.9 to 8.9 litre), heavy-duty (11 to 16 litre) and high horsepower (greater than 16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, and generally less expensive alternative fuel based on a more abundant natural resource. To date, we have sold over 26,000 natural gas and propane engines to customers in 19 countries. We currently have strategic relationships with three of the world’s top four engine producers and supply or have strategic relationships with five of the world’s top six truck producers.
     Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. We have invested over U.S.$250 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas while preserving the key benefits of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource. Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane or hydrogen. Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.
     We leverage our proprietary technology by partnering with leading diesel engine and truck OEMs to develop, manufacture and distribute our engines to a diverse group of global truck and bus OEMs. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low-emission engines is prevalent, including light-duty, medium- to heavy-duty, and heavy-duty, as follows:
•	CWI. CWI, our 50:50 joint venture with Cummins, Inc., or, Cummins, serves the medium- to heavy-duty engine markets, ranging from 5.9 to 8.9 litres. CWI’s engines are offered globally by more than 60 OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. The fuel for CWI engines is typically carried on the vehicles as compressed natural gas, or, CNG, or, liquefied natural gas, or, LNG. CWI engines are produced at Cummins’ plants in the United States, China and India, allowing CWI to leverage Cummins’ global manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins’ supply chain, back office systems and distribution and sales networks.
•	Westport Heavy Duty. Westport Heavy Duty, or, Westport HD, serves the heavy-duty engines markets and currently offers a 15 litre LNG engine for the heavy-duty trucking market. Westport HD is our proprietary development platform, engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. The fuel for the Westport HD system is typically carried on the vehicle as LNG to provide greater energy density compared to CNG and to allow the vehicle to travel further before refueling. At the heart of the Westport HD system is our proprietary high pressure direct injection, or,

HPDI, technology, which provides the environmental and cost benefits of natural gas while delivering comparable benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability.

•	Juniper Engines. Juniper, a wholly-owned subsidiary of Westport, designs, produces and sells high-performance alternative fuel engines in the sub-5 litre class initially targeting the global CNG and liquefied petroleum gas, or, LPG, industrial and light-duty automotive market, with sales and engineering support in North America, Europe and Asia. Juniper’s engines fully integrate multipoint injection, or, MPI, technology, with Hyundai Motor Company’s 2.4 litre industrial engine platforms. The result is a high-performance, low-emissions solution that offers competitive advantages over incumbent products, including a compact engine package, higher torque and power, enhanced acceleration and transient response. In the first quarter of fiscal 2011, Juniper commenced production shipments to its OEM launch partner, Clark Material Handling Co., and delivered field trial engines in an oilfield application in Canada. In the non-mobile industrial market, Juniper is conducting field tests in stationary oilfield applications and formalizing customer relationships in power generation and agriculture. With our recent acquisition of OMVL, Juniper is entering the light-duty automotive market. OMVL contributes multipoint injection fuel systems and high-volume manufacturing and engineering capabilities. Using these strengths, Juniper intends to grow through new OEM relationships and continued aftermarket sales.
     We have formed additional joint ventures to capitalize on the growth of alternative fuel engines in geographic markets outside of North America. In July 2010, we established Weichai Westport Inc., or, WWI, a joint venture with Westport, Weichai Power Co. Ltd., or, Weichai and Hong Kong Peterson (CNG) Equipment Ltd., or, Hong Kong Peterson, to focus on the Chinese market. We have also established BTIC Westport, or, BWI, a joint venture between Westport and Beijing Tianhai Industry, or, BTIC, to focus on tanks to support the Westport HD business. WWI intends to research, develop, design, manufacture, market, sell and distribute advanced, alternative fuel engines (and relevant parts and kits) for use in automotive, heavy-duty trucking, power generation and shipping applications. WWI intends to utilize Westport’s natural gas technology expertise and the distribution network of engine manufacturing leaders seeking to deliver best-in-class solutions in a rapidly developing market. BWI combines our core competencies in LNG fuel systems with BTIC’s global cryogenic tank manufacturing capabilities. The 50:50 joint venture fills a need within the natural gas vehicle industry for more cost-effective, custom-engineered tanks for LNG.
     For the fiscal year ended March 31, 2010 and the six-month period ended September 30, 2010, we generated revenue of U.S.$121.7 million and U.S.$70.4 million, respectively. Our net loss for the same periods was U.S.$34.7 million and U.S.$14.3 million, respectively. The revenue generated by CWI, as a percentage of our consolidated revenue, for the fiscal year ended March 31, 2010 and the six month period ended September 30, 2010 was 92% and 79%, respectively.
Industry
     Natural Gas Vehicle Market is Approaching a Tipping Point
     The natural gas vehicle industry is a large and rapidly growing market. According to NGV America, there are more than 12 million natural gas vehicles in use worldwide, including approximately 110,000 operating on U.S. roads as of October 2010. The International Association of Natural Gas Vehicles projects that there will be more than 50 million natural gas vehicles worldwide within the next ten years, representing approximately 9% of the world transportation fleet.
     The natural gas vehicle market appears to be approaching a tipping point through a confluence of factors. Global transportation industry OEMs are demonstrating an increasing interest in natural gas engines as many countries endeavor to reduce their reliance on petroleum-based transportation fuels due to high and volatile oil prices, heightened environmental and national security concerns, and a desire for energy independence. Natural gas is typically cleaner and cheaper than petroleum-based fuels and is derived from a more abundant natural resource. In addition, stricter emissions regulations, coupled with various local incentive programs, have accelerated the adoption of alternative fuel vehicles, particularly for fleet customers. The U.S. Energy Information Administration reported that in 2009, oil-derived fuels dominated the world’s transportation markets, supplying over 95% of the transportation fuel used in the United States, illustrating the large opportunity for natural gas substitution in this market. While alternatives such as nuclear, solar and wind power may be appropriate substitutes for power generation applications, we believe that there is a narrower range of alternatives in transportation, where the fuel and its storage system need to be both light and compact for effective use in a vehicle. Natural gas has become one of the primary alternatives to diesel fuel and gasoline.
     Natural Gas Abundance Leads to a Sustainable, Long-Term Fuel Price Stability Advantage over Petroleum
     One of the primary drivers accelerating natural gas vehicle, or, NGV, adoption is the increasing price stability advantage that natural gas has over petroleum. U.S. Department of Energy, or, DOE, data shows that diesel fuel prices in the United States have risen by more than 117% over the past 10 years. The average price of diesel fuel in the first ten months of 2010 across the United States is U.S.$2.96 per gallon. Price volatility has also been extreme, with the price of diesel fluctuating from a low of U.S.$1.09 per gallon to a high of U.S.$4.10 per gallon over the last 36 months. Conversely, natural gas prices are down about 14% since October 2009 and are currently at twelve month lows. The current price spread between diesel and natural gas on a diesel gallon equivalent basis is U.S.$1.79. As the global economy recovers, we believe that rising demand for oil will result in price increases and/or fuel shortages, which will continue to create favorable market conditions that encourage the adoption of cheaper alternative fuels such as natural gas. The wider spread between natural gas and diesel prices has a direct impact on the payback period for switching to natural gas engines. As the relative price of diesel compared to natural gas increases, the payback period shortens, and the incentive to switch becomes more attractive.
     Significant Market Opportunities for Westport
     Medium- and Heavy-Duty Segment. Datamonitor estimates the global medium- and heavy-duty vehicle market (consisting of vehicles over 3.6 tonnes) in 2009 was U.S.$234.1 billion and is projected to grow at a 7.9% compound annual growth rate, or, CAGR, to U.S.$343.0 billion by 2014. In 2009, the Americas represented 60.0% of the total market, or U.S.$140.5 billion, and are expected to grow at a 6.6% CAGR to U.S.$193.6 billion by 2014. In 2009, the North American Class 8 heavy-duty truck market, which includes refuse, cement and heavy conventional trucks, was led by Daimler, Navistar, PACCAR and Volvo, representing 98% of the overall market. Asia-Pacific is the fastest growing market with sales expected to reach U.S.$94.8 billion by 2014, a 9.5% CAGR from 2009. China continues to be the largest market for and producer of buses, accounting for approximately 22% of total demand in 2014. The European market is also projected to have strong growth in the near- to medium-term, with sales increasing at a 10.2% CAGR to U.S.$54.6 billion by 2014. At the highest end of the heavy-duty segment are applications that would utilize engines with a displacement even greater than 16 litres, such as heavy construction vehicles, marine engines, mining trucks, locomotives and large stationary power engines. These applications consume high amounts of fuel and often operate in regions where LNG enjoys a significant cost advantage over diesel, thereby providing favorable economics for natural gas use and a significant market opportunity for our products. Today only a fraction of these vehicles is powered by natural gas, representing a considerable opportunity given the significant and long-term price stability advantages of natural gas.

     Light-Duty Segment. The light-duty segment represents a significant opportunity to replace petroleum-based fuel with natural gas in Juniper’s three target markets, consisting of forklift engines, oilfield engines and fleet vehicles. The market for alternatively-fueled industrial forklift engines was estimated in 2008 at 62,000 engines per year (primarily LPG) in North America, according to the Industrial Truck Association. The market for oilfield engines consists of artificial lift and gas compression engines. Cummins Western Canada estimates that there are over 10,000 alternatively fueled engines (primarily natural gas) sold into the oilfield space each year. The market for light-duty fleet vehicles consists of such vehicles as business-owned fleet cars, taxis and delivery vans. According to the DOE Transportation Energy Data Book (July 2010), light-duty trucks consumed roughly 168 million gallons of petroleum-based fuels per day in 2008. This is equivalent to the gasoline produced from 4.0 million barrels at 42 gallons per barrel. Natural gas substitution could yield significant cost savings and emissions reduction as business-owned fleet vehicles travel more miles on average than privately owned cars (28,020 annually compared to 12,000 for private cars in 2008) and tend to be replaced more frequently.
Our Competitive Strengths
     We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. We believe we are well-positioned to capitalize on our rapidly expanding market opportunity given our significant competitive strengths:
•	Strong First Mover Advantage in Rapidly Growing Natural Gas Engine Market. Datamonitor estimates the global medium- and heavy-duty vehicle market (consisting of vehicles over 3.6 tonnes) in 2009 was U.S.$234.1 billion. Based on our proprietary technology, diverse product offering and global reach, we believe we are well positioned to capitalize on alternative fuel engines’ increasing share of that market. To date, we have sold over 26,000 natural gas and propane engines to customers in 19 countries, and have developed strategic relationships with OEMs in North America, Asia and Europe, positioning us well in the three largest markets for medium- and heavy-duty products. We currently have strategic relationships with three of the world’s top four engine producers and supply or have strategic relationships with five of the world’s top six truck producers.

•	Alternative Fuel Technology Innovator. Alternative fuel system technology is the foundation of our business and our ability to commercialize our products globally. We believe the combination of our considerable investment in research and development and team of world-class engineers is responsible for driving innovation in combustion engine technology since our founding in 1995. Leading global engine producers and OEMs utilize our differentiated intellectual property, thereby allowing us to commercialize our products worldwide. We believe that our global patent portfolio has been pivotal to our market-leading position and that it continues to serve as a significant barrier to new entrants. In addition to protecting our competitive position in the market, our intellectual property also allows us to generate an additional revenue stream through licensing agreements. In order to support our business objectives, we expect our intellectual property portfolio to expand as we file new patent and trademark applications to capture value generated by new technological advances. As of September 30, 2010, we held approximately 66 issued U.S. patents and one allowed U.S. patent, in addition to corresponding issued patents and pending patent applications in numerous other countries around the world.

•	Highly Capital-Efficient Business Model. Our strategic relationships underpin our capital-efficient business model in which working capital costs and capital expenditures are shared with or borne by our strategic partners. We leverage our expertise in the development of our proprietary technologies by partnering with industry-leading manufacturers who are willing to invest in co-development, manufacturing and distribution of our products for our mutual benefit. Most notably, we are able to avoid the significant capital expenditures associated with manufacturing facilities and overhead costs that would be incurred to maintain manufacturing operations. We are also able to leverage the investment made by our partners in developing global distribution operations and their brands. We believe this model allows us to scale our business rapidly and achieve profitability faster with lower risk, without dependency on government incentives. Our business model is designed to achieve profitability based on the value proposition our technology delivers in terms of lower relative fuel cost and emissions reduction. Legislation and government incentives serve as potential upsides to our business.

•	Valuable Strategic and Business Alliances. We have established several strategic relationships with key industry OEMs, including Volvo, Cummins, Cryostar SAS, or, Cryostar, our partner for the supply of cryogenic fuel pumps, and Delphi Automotive Systems, LLC, or, Delphi, to supply Westport’s proprietary HD fuel injectors. We have also established several strategic joint ventures, including CWI, WWI and BWI. In addition to our strong supply chain relationships, we have also developed strategic relationships with several leading truck OEMs, including: Kenworth Truck Company, or, Kenworth, Peterbilt Motors Company, or, Peterbilt, Mack Trucks, Inc., Freightliner Trucks and PACCAR Australia Pty. Ltd. We also have a strategic relationship with North America’s largest natural gas refueling company, Clean Energy Fuels Corp., as well as other fuel suppliers around the world. These relationships provide significant value in leveraging our partners’ global market access and distribution channels while creating barriers for competitors seeking to enter our markets.

•	Cost-advantaged, High Performance, Low-emission Technology. Our fuel systems are engineered to deliver optimal performance attributes for the medium- and heavy-duty vehicle markets as compared to other available options. In addition to providing significant emissions improvements over diesel, our engines are more economical for customers through the use of lower cost natural gas. For example, our Westport HD engines offer class-leading emissions performance while maintaining diesel-equivalent horsepower, torque and fuel efficiency. Juniper’s sub-5 litre engines offer a compact engine package, higher torque and power, and enhanced acceleration compared to competing LPG products.
Our Business Strategies
     Our objective is to enhance and protect our position as a leading global provider of alternative fuel systems technology for diesel applications using gaseous fuels such as natural gas, LPG, biomethane or hydrogen. In order to achieve this goal, we focus our efforts on the following business strategies:
     Continue to Grow CWI Profitably
     CWI revenues grew 30% compounded annually from calendar year 2004 through calendar year 2009. We believe our growth resulted from providing a quality product to the natural gas market, providing a high level of customer service and an increasing number of customers around the world recognizing the advantages of natural gas as a transportation fuel. In addition to its existing engine offerings, CWI is exploring alternative engine platforms, ways to expand its OEM relationships and new applications for its existing products. With its ability to leverage the combination of Cummins’ manufacturing, distribution and back office processing and Westport’s differentiated technology, CWI has a highly flexible and scalable business model.
     While North America remains CWI’s primary market, we believe there are significant growth opportunities in Europe, Southeast Asia and South America. Additionally, China and India, both large markets for CWI currently, are expected to continue migrating to natural gas as a transportation fuel and thus offer a significant market opportunity. We also anticipate increasing CWI penetration levels in both the bus fleet and refuse truck markets as they continue to take advantage of the economic benefits of natural gas. We anticipate continued demand for CWI engines given their performance and emissions characteristics, and their life-cycle cost advantages. We expect CWI’s operating leverage, mature technology and fixed cost fulfillment process will help improve CWI’s operating profitability.
     Continue to Partner with Leading Global OEMs to Scale Westport HD Including High Horsepower Applications
     Westport HD has been in development since 1999, has undergone extensive testing and field trials in Canada, Australia and California, and in March 2007 began commercial delivery of its systems for heavy-duty trucks. Since launching the product in North America and Australia, we have sold over 300 HD systems as of September 30, 2010. Through our relationships with Cummins, Weichai and Volvo, we have access to every major target market for heavy-duty trucks in the world. We have also partnered with Kenworth, Kenworth Trucks (a division of PACCAR Australia), and Peterbilt for line production of the Kenworth T800, the Kenworth Trucks T408SAR, K108, and T908, and the Peterbilt 386, 387, and 367 trucks equipped with our LNG fuel system and 15 litre GX engine. In addition, we are continuing discussions with additional leading truck OEMs and engine suppliers to integrate our products into existing truck and engine configurations. By offering a complete systems solution, including development services, to our OEM partners, our goal is to create market demand by nurturing early customers and removing possible barriers to adoption by working directly with strategic partners.
     We believe there are a number of larger engine applications (16 litre or greater) that would benefit from utilizing our Westport HD technologies, such as heavy construction vehicles, marine engines, mining trucks, locomotives and large stationary power engines. These applications consume large amounts of fuel and often operate in regions where LNG enjoys a significant cost advantage over diesel, thereby providing favorable economics for natural gas use. Moreover, there is a concentrated target group of OEMs and customers. We have previously demonstrated our technology on high horsepower power generation applications and are currently in discussion with a number of leading engine providers and OEMs in these spaces and expect to broaden our product offering to these markets over time.
     Accelerate Market Penetration of Our Juniper Engines and Pursue Additional Light-Duty Engine Markets
     Juniper targets the high volume light-duty vehicle and engine segment globally. Until July 2010, Juniper was a 49:51 joint venture with OMVL focusing on entry into the industrial forklift market with products based on Hyundai Motor Company’s 2.4 litre industrial engine platforms and OMVL’s LPG multipoint injection technology. In July 2010, we acquired OMVL, making Juniper a wholly-owned subsidiary. The acquisition of OMVL strategically enhances the Westport portfolio by providing light-duty products and capabilities for the light commercial and passenger vehicle market. Juniper intends to grow its business through new OEM relationships and continued strong aftermarket sales, leveraging OMVL’s capabilities and assembly facilities in Italy and Argentina that today supply Europe, Asia and the Americas. We will continue to pursue select strategic investments in new markets and develop OEM-class products and capabilities in order to allow Juniper to compete for leadership in the light-duty alternative fuels market, with North American fleet vehicles being a significant target market.
     Achieve Automotive-Scale Production by Adding New Partners
     We plan to partner where possible with the largest tier-one automotive component suppliers, allowing us to benefit from economies of scale, pre-existing manufacturing capacity, proven production capability, and developed supply chains, thus driving down our cost structure and further enhancing product quality. To date, we have focused on developing a strong supply chain by partnering with leading suppliers to the medium- and heavy-duty truck industry. We cooperate on fuel delivery system development programs with a number of companies and are in discussions with a number of the world’s leading suppliers to develop complete solutions for our customers. For example, in July 2006, we formed BWI to market and sell more cost-effective, custom-engineered LNG tanks for the transportation market, which allows us to create reliable, robust and affordable products to help us better serve the heavy-duty vehicle market. Additionally, in 2006, we completed a License and Supply Agreement with Cryostar for the development, manufacture and supply of cryogenic LNG fuel pumps, based on our cryogenic technology. In 2010, we entered into a supply agreement with one of the world’s largest diesel injector manufacturers, Delphi, to supply Westport’s proprietary HD fuel injectors. Production is expected to begin in the second half of 2010. The secure, scalable supply of our specialized injectors will allow us to reach economies-of-scale in production and costs required by our heavy-duty engine OEM customers.
     Focus on Geographic Expansion by Penetrating Key Markets in Asia, Europe and Australia
     We intend to focus our market development efforts in rapidly expanding regions. China is one of the world’s largest markets for all types of vehicles, and its heavy-duty truck (greater than 16 tonnes) market is already approximately as large as those in Europe and North America. China’s vehicle production has more than doubled in the past five years, whereas production in Germany, Japan and the United States is nearly flat or declining over the same period.

     China is focused on moderating the environmental impact of rapid urbanization and tremendous vehicle growth. The demand for cleaner fuel, such as natural gas, with economic advantages over traditional fuels is increasing, with an estimated 400,000 natural gas vehicles already in China and over 1,400 filling stations to support them. CWI supplies customers in China with high-performance CNG bus engines. An additional focus for growth in Asia will be exports of our CWI engines through Chinese OEMs to other countries in Southeast Asia and South America. We also focus on promising markets in other parts of Asia, such as India. On October 15, 2008, CWI and Cummins India Limited, or, CIL, announced that the Delhi Transport Corporation had ordered 3,125 natural gas buses equipped with CWI’s B Gas Plus engines, the bulk of which have been shipped to date. In March 2010, we announced that CIL received purchase orders for 460 natural gas engines to customers outside of Delhi.
     European regulators have implemented some of the most aggressive responses to air quality issues and climate change concerns, and are concurrently promoting increased use of natural gas in vehicles. We believe the opportunities are strong in Europe’s transit, refuse and urban truck markets. CWI engines are already offered in vehicles produced by Renault Trucks SAS of France, and have also been sold for transit applications in Eastern Europe.
     Another region where we believe market conditions are favorable for LNG trucks is Australia. In December 2008, we signed a collaborative agreement with PACCAR Australia to commercialize LNG Kenworth trucks for this market. A significant market driver in Australia is the availability of low-cost feed gas for LNG production that could provide strong financial incentives for heavy-duty trucking fleets, mines and other high fuel use applications to operate with our LNG system-equipped engines. The high fuel requirements needed for long-haul fleet transportation in Australia position natural gas trucks to take meaningful market share from their higher operating cost diesel counterparts. The high fuel use of these fleets often creates advantageous payback scenarios to purchasers when they convert their fleets to run on natural gas.

     Expand Our Product Offering by Adapting Our Technology for Multiple Alternative Fuel Uses
     Our products are built on an alternative fuel platform that leverages the abundant global supply of natural gas. Over the longer term, if alternative renewable energy sources such as biogas, biomethane or manufactured fuels, including hydrogen, hydrogen-natural gas blends, and dimethyl ether, emerge as cost-competitive options, we expect our gaseous-fueled engine technologies, systems and experience will position us to exploit such new low-carbon fuels as they emerge.
     In order to maintain technology leadership in the gaseous fuel combustion area, we continue to explore the adaptations of our technology with hydrogen and other alternative fuels. We have previously worked with Ford Motor Company and Bayerische Motoren Werke AG on hydrogen injection technologies and continue to explore such technologies with U.S. national laboratories.
Recent Developments
     In July 2010, Westport completed the acquisition of OMVL, including its 51% interest in Juniper, for U.S.$25.7 million. Westport paid cash of U.S.$17.1 million upon closing and will pay approximately U.S.$10.3 million on the third anniversary of the closing date. As a result of the transaction, Juniper, previously a joint venture between wholly-owned subsidiaries of Westport Innovations Inc. and SIT Group of Italy, became a wholly-owned subsidiary of Westport. This acquisition is expected to expand Westport’s global product portfolio by adding high-volume automotive components and systems. The integration of OMVL is expected to complete Juniper’s light-duty strategy to enter the mobile industrial, non-mobile industrial, and automotive segments. Juniper intends to grow the business through new OEM relationships and continued strong aftermarket sales, leveraging OMVL’s capabilities and assembly facilities in Italy and Argentina that currently supply Europe, Asia and the Americas. Strategic investments in new markets and OEM-class products and capabilities should allow Juniper to compete for leadership in the light-duty alternative fuels market.
     In July 2010, Westport and Volvo Powertrain, a subsidiary of Volvo AB, signed a new agreement defining Westport’s responsibility to develop a range of biogas and natural gas-fuelled engine products for Volvo. Westport will also work directly with the Volvo AB brands to identify market development opportunities for natural gas vehicles and assist in the infrastructure build-out of biogas and natural gas where needed. Westport originally entered into an agreement with Volvo in November 2009 describing Westport as a Tier 1 Development Supplier for its heavy-duty natural gas engines and associated supply chain.
     In July 2010, Westport completed its previously announced investment in a joint venture with Weichai and Hong Kong Peterson to form WWI. The joint venture agreement is scheduled to expire in 2039. Under the joint venture agreement, Westport invested approximately $4.3 million, for a 35% equity interest in WWI. Westport has advanced its injector technology to be more readily adaptable to Weichai’s engine platforms and reduced the cost of key components. WWI continues to experience strong growth in its spark-ignited natural gas engine business.
     In October 2010, Westport announced that Robert Transport, of Boucherville, Québec had issued a purchase order for 180 Peterbilt LNG trucks featuring Westport HD systems. Robert Transport is one of Canada’s largest for-hire trucking companies with an estimated 1,100 tractors and 2,300 employees. The new trucks, powered by Westport HD, are expected to be used on line haul routes between Montréal and Québec City, and Montréal to Toronto.
     Fuel for the Robert Transport fleet is expected to be provided by Gaz Métro Transport Solutions, a wholly-owned subsidiary of Gaz Métro, the main distributor of natural gas in Québec, which plans to install three LNG refueling sites along the Ontario – Québec 401/Highway 20 corridor between the greater Québec City area and the greater Toronto area.

The Offering

Common Shares offered by us	5,500,000 Common Shares.

Over-allotment option	825,000 Common Shares.

Common Shares outstanding before this Offering	39,879,966 Common Shares.

Common Shares to be outstanding immediately after this Offering	45,379,966 Common Shares.

Use of proceeds	We expect to use the net proceeds from this Offering to develop technology and relationships in new and adjacent market opportunities in light-duty industrial and automotive applications, heavy-duty industrial and automotive applications, high horsepower applications and for general corporate purposes, including working capital requirements. You should read the discussion under the heading “Use of Proceeds” in this Prospectus Supplement for more information.

Risk Factors	You should carefully read and consider the information set forth in “Risk Factors” beginning on page S-11 of this Prospectus Supplement and page 7 of the accompanying Prospectus before investing in our Common Shares.

TSX symbol	WPT

NASDAQ symbol	WPRT
     The number of Common Shares to be offered by us and the number of Common Shares to be outstanding are based on the approximate number of Common Shares outstanding as of November 3, 2010. Unless we specifically state otherwise, the information in this Prospectus Supplement:
•	is based on the assumption that the Underwriters will not exercise the option to purchase additional Common Shares granted to them by us;
•	excludes 626,737 Common Shares reserved for issuance upon the exercise of options outstanding as of November 3, 2010 at a weighted average exercise price of $8.41 per Common Share;
•	excludes 166,420 Common Shares reserved for issuance upon the exercise of performance share units outstanding as of November 3, 2010; and
•	excludes 1,298,330 Common Shares reserved for issuance upon the exercise of restricted share units outstanding as of November 3, 2010.

Summary Consolidated Financial Data
     Except for “Units shipped”, the following selected consolidated financial data are derived from our audited consolidated annual balance sheets as of March 31, 2010 and 2009, our audited consolidated annual statements of operations and cash flows for the years ended March 31, 2010, 2009 and 2008, our unaudited consolidated interim balance sheet as of September 30, 2010 and our unaudited interim consolidated statements of operations and cash flows for the six months ended September 30, 2010 and 2009, respectively, incorporated by reference in the Prospectus. Balance sheet items as of March 31, 2009 and March 31, 2008 are derived from our audited consolidated balance sheets as of March 31, 2010 and balance sheet items as of March 31, 2008 are derived from our audited consolidated balance sheets as of March 31, 2009. Balance sheet items as of September 30, 2010 and 2009 are derived from our unaudited interim balance sheets as of September 30, 2010 and September 30, 2009, respectively. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for such periods. Operating results for the six months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending March 31, 2011 or any other future period. This information is only a summary and should be read together with our consolidated financial statements and the related notes and other financial information, as well as the Annual MD&A and the Q2 MD&A incorporated by reference in the Prospectus.
     Our audited consolidated annual financial statements have been prepared in Canadian dollars in accordance with Canadian GAAP. Our unaudited consolidated interim financial statements have been prepared in U.S. dollars in accordance with Canadian GAAP. We changed our reporting currency from the Canadian dollar to the U.S. dollar effective April 1, 2010 and the amounts below for the years ended March 31, 2010, 2009 and 2008 have been translated into U.S. dollars. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2010	2009	2008	2010	2009
(expressed in thousands of U.S. dollars, except for units shipped, gross margin %, per share amounts and shares outstanding)
		(audited)		(unaudited)
Units shipped	3,921	4,038	2,720	1,845	1,675
Total revenue	121,652	$109,211	$69,725	70,395	$50,822
Gross margin	38,673	27,874	21,937	26,575	12,906
Gross margin %	32%	26%	31%	38%	25%
Net loss attributable to the Corporation	(34,689)	(20,410)	(9,752)	(14,337)	(16,064)
Net loss per share – basic and diluted(1)	(1.02)	(0.67)	(0.39)	(0.36)	(0.50)
Weighted average shares outstanding	34,133,247	30,268,947	25,167,966	39,486,072	32,203,424
Cash and short-term investments	104,205	65,503	22,174	80,331	53,853
Total assets	153,690	107,432	76,902	169,481	102,584
Long-term financial liabilities(2)	26,980	22,630	5,613	24,544	26,066
Cash used in operations before changes in non-cash working capital(3)	(23,002)	(22,729)	(17,045)	(6,877)	(12,324)
CWI income for the year after taxes	14,327	7,254	11,480	8,314	3,094
Joint venture partner’s share of CWI income	7,164	3,627	5,740	4,157	1,547

Notes:

(1)	Fully diluted loss per share is not materially different as the effect of exercise of stock options, warrants and performance share units would be anti-dilutive.

(2)	Excluding current portions of warranty liability and long-term debt obligations, and joint venture partners’ share of net assets of joint ventures.

(3)	See “Non-GAAP Measures” in the Annual MD&A and the Q2 MD&A for a reconciliation to cash flows from operations.

(4)	See Note 24 to our audited consolidated financial statements as at March 31, 2010 and 2009 and for each of the years in the three-year period ended March 31, 2010 and Note 16 to our unaudited consolidated financial statements as at September 30, 2010 for information regarding the impact upon our financial statements of significant differences between Canadian GAAP and U.S. GAAP.

(5)	Historical results for the years ended March 31, 2010, March 31, 2009 and March 31, 2008 were reported in Canadian dollars. Consolidated balance sheet information has been translated at the daily noon exchange rates, as provided by the Bank of Canada as at March 31, 2010, 2009 and 2008. Statement of operations and cash flow related information has been translated at the average daily noon exchange rates over the applicable period, as provided by the Bank of Canada.

RISK FACTORS
     An investment in the Common Shares is speculative and involves a high degree of risk. In addition to the other information contained in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, you should carefully consider the risk factors set forth below, as well as the risk factors referenced under the heading “Risk Factors”, which begins on page 7 of the accompanying Prospectus.
You will experience immediate and substantial dilution.
     If you purchase our common shares in this offering, you will incur an immediate and substantial dilution in net tangible book value of • per share, after giving effect to the sale by us of 5,500,000 Common Shares offered in this Offering, and after deducting underwriting discounts and commissions and estimated Offering expenses payable by us. In addition, if the Underwriters exercise their over-allotment option, you will incur additional dilution.
We have broad discretion in how we use the net proceeds of this Offering, and we may not use these proceeds in a manner desired by our shareholders.
     Our management will have broad discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of our management regarding the use of these proceeds. Our management could spend the net proceeds from this Offering in ways that our shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our Common Shares, to influence the manner in which the net proceeds of this Offering are used. As of the date of this Prospectus Supplement, we plan to use the net proceeds from this Offering for developing technology and relationships in new and adjacent market opportunities in light-duty industrial and automotive applications, heavy-duty industrial and automotive applications, high horsepower applications and for general corporate purposes, including working capital requirements. The amounts actually spent by us for any specific purpose may vary significantly and will depend on a number of factors, including the performance of our existing joint ventures, the pace of development of markets for our products, our ability to negotiate supply arrangements, our engineering abilities, the emergence of technical issues in relation to our products in the future and any other unforeseen developments in relation to our markets or to our products. In addition, our future financial performance may differ from our current expectations or our business needs may change as our business and the industry we address evolve. As a result, the net proceeds we receive in this Offering may be used in a manner significantly different from our current expectations.
Uncertainty regarding the expiration and potential extension of governmental natural gas incentives could negatively impact our business and the value of our Common Shares.
     Our business has benefited from the availability of governmental incentives, such as tax credits, to encourage the use of natural gas in trucks, buses and other vehicles. Certain existing incentives in the United States are set to expire on December 31, 2010. Although bills have been introduced in the United States Congress to extend certain of these incentives and adopt new incentives to encourage the consumption of natural gas produced in the United States (including the United States New Alternative Transportation to Give Americans Solutions Act, or, the NAT GAS Act (House of Representatives Bill 1835 and Senate bill 1408), the Promoting Natural Gas and Electric Vehicles Act of 2010 (S. 3815) and the Clean Energy Jobs and Oil Company Accountability Act (S.3663)), those bills have not become law. If those bills are not passed prior to the end of the current Congressional term, they would have to be re-introduced during the term of the next Congress in January 2011. We cannot predict whether or when any of these bills will become law, and therefore whether any of the existing incentives will be renewed or new incentives enacted. While we believe that, even in the absence of governmental incentives, there are sufficient financial, environmental and other reasons for customers to buy our engines, continued uncertainty over whether such governmental incentives will be available in the United States could cause United States customers to delay making a decision on whether to purchase our engines, which in turn could negatively impact our business and the value of our Common Shares for so long as such uncertainty persists.
We could be adversely affected by risks associated with acquisitions.
     We may in the future seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
We could be adversely affected by the operations of our joint ventures and joint venture partners.
     We operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption. While we have policies in place to ensure adequate monitoring of our activities and compliance with Canadian, United States and local laws and regulations in the countries in which we operate, we also operate, and intend to operate in the future, through various joint venture arrangements. Our level of control over joint venture operations may be restricted or shared, and we may be unable to control the actions of joint venture partners or their employees. Despite our policies mandating compliance with Canadian, United States and local laws, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our joint ventures or their employees or agents. Such employees or agents of the joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations.
Some of our foreign subsidiaries do business in countries subject to Canadian and U.S. sanctions and embargoes, and the scope of those sanctions and embargoes may change at short notice to prohibit or interfere with that business.
     From time to time, certain of our foreign subsidiaries or joint ventures sell our products to customers located in certain countries that are currently subject to sanctions and embargoes imposed by the Canadian and U.S. governments. Although our current business in those countries is not prohibited by these sanctions and embargoes, geo-political developments can lead to rapid changes in government policy toward sanctioned countries and may result in the termination at short notice of some or all of our business in those countries. In addition, our foreign subsidiaries’ activities in countries subject to sanctions and embargoes could reduce demand for our Common Shares by some investors.

USE OF PROCEEDS
     The net proceeds to us from the sale of our Common Shares in this Offering will be approximately U.S.$• million, or approximately U.S.$• million if the Underwriters’ option to purchase additional Common Shares is exercised in full, after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering.
     The net proceeds of the Offering will be used by us to further our business objectives of developing technology and relationships in new and adjacent market opportunities with OEMs focused on light-duty industrial and automotive and heavy-duty and high horsepower applications. We expect to use the net proceeds from this Offering approximately as follows:
•	U.S.$20 million to U.S.$40 million on developing technology and relationships in new and adjacent market opportunities in light-duty industrial and automotive applications;
•	U.S.$20 million to U.S.$40 million on developing technology and relationships in new and adjacent market opportunities in heavy-duty industrial and automotive applications;
•	U.S.$20 million to U.S.$40 million on developing technology and relationships in new and adjacent market opportunities in high horsepower applications; and
•	any remaining net proceeds for general corporate purposes, including working capital requirements, infrastructure development, market creation activities, potential acquisitions of businesses, technologies or other assets, debt repayments, general and administrative expenses, supply chain development and capital expenditures including new facilities and equipment.
     We will have significant discretion in the use of any net proceeds. We may invest the net proceeds temporarily until we use them for their stated purpose. The ultimate use of the proceeds of this Offering will depend on the performance of our existing joint ventures, the pace of development of markets for our products, our ability to negotiate supply arrangements, our engineering abilities, the emergence of technical issues in relation to our products in the future and any other unforeseen developments in relation to our markets or to our products. We have incurred substantial losses since our inception in 1995 and continue to incur losses and experience negative cash flows. We cannot predict the future amount of such negative operating cash flows, nor can we predict whether we will be able to generate positive operating cash flows in the future. We may, therefore, use all or a portion of the net proceeds of this Offering to fund negative operating cash flows to the extent we are required or believe it is in our interest to do so. See “Risk Factors – Risks Related to Our Business – We have incurred and continue to incur losses” in the accompanying Prospectus.

PRIOR SALES
     The following description of securities issuances contains information with respect to all issuances of our securities during the twelve month period prior to the date of this Prospectus Supplement.
     We have issued the following Common Shares during the twelve month period prior to the date of this Prospectus Supplement:

	Price per Common Share(1) (2)
Date	(CDN$)	Number of Common Shares(3)
November 16 – November 30, 2009	5.25 – 5.29	3,000
December 1 – December 31, 2009	5.29 – 11.13	5,467,500	(4)
January 1, 2010 – January 31, 2010	4.13 – 11.55	8,591
February 1, 2010 – February 28, 2010	5.25 – 11.55	18,225
March 1, 2010 – March 31, 2010	3.22 – 14.90	188,819	(5)
April 1, 2010 – April 30, 2010	3.68 – 16.10	901,447
May 1, 2010 – May 31, 2010	3.22 – 18.73	13,514
June 1, 2010 – June 30, 2010	4.73 – 18.73	88,904
July 1, 2010 – July 31, 2010	11.11 – 18.76	8,018
August 1, 2010 – August 31, 2010	3.29 – 18.31	251,985	(6)
September 1, 2010 – September 30, 2010	5.25 – 14.90	116,960	(7)
October 1, 2010 – October 31, 2010	10.40 – 11.55	4,663	(8)
November 1, 2010 – November 3, 2010	—	—

Notes:

(1)	Represents a price range indicating the lowest and highest prices at which Common Shares were issued during the relevant period.

(2)	Common Shares issued upon exercise of performance share units have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the grant date.

(3)	Unless otherwise noted, all Common Shares were issued upon exercise of stock options granted under the Westport Stock Option Plan (as defined in the Management Proxy Circular) or upon exercise of warrants.

(4)	Includes 5,462,500 Common Shares issued through a public offering at U.S. $10.50 per share (approximately $11.13 per share based on the U.S.-Canadian dollar noon exchange rate on December 8, 2009, as quoted by the Bank of Canada, being Cdn $1.064 = U.S.$1.00).

(5)	Includes 400 Common Shares issued upon exercise of units granted under the Westport performance share unit plan, as amended.

(6)	Includes 40,027 Common Shares issued upon exercise of units granted under the Westport Omnibus Plan (as defined in the Management Proxy Circular).

(7)	Includes 76,481 Common Shares issued upon exercise of units granted under the Westport performance share unit plan, as amended.

(8)	Includes 2,975 Common Shares issued upon exercise of units granted under the Westport performance share unit plan, as amended.
     We have, during the last twelve months, granted the following options pursuant to our existing Stock Option Plan and performance share units and restricted share units pursuant to the Westport Omnibus Plan:

Option-based Awards			Share-based Awards
	Number of
	securities					Per Share market
	underlying	Option		Number		value of shares
	granted	exercise		of units		underlying units at
	options	price		granted		time of unit issuance
Date	(#)	($)	Date	(#)		($)
December 10, 2009	249,000	11.11	August 5, 2010	240,229	(1)	18.31
March 26, 2010	25,000	16.50	August 5, 2010	83,210	(2)	27.35
			August 5, 2010	83,210	(2)	31.94
			November 4, 2010	5,500	(1)	19.50

Notes:

(1)	Represents a grant of restricted share units pursuant to the Westport Omnibus Plan.

(2)	Represents a grant of performance share units pursuant to the Westport Omnibus Plan.
MARKET FOR SECURITIES
     Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the periods indicated.

	Toronto Stock Exchange				NASDAQ Global Market
	High	Low	Close	Volume	High	Low	Close	Volume
Period	($)	($)	($)	(Shares)	(U.S.$)	(U.S.$)	(U.S.$)	(Shares)
2009
November	13.45	10.37	12.75	1,431,944	12.74	9.77	12.21	4,943,099
December	13.70	10.66	12.23	1,348,076	13.16	10.40	11.58	7,410,525

2010
January	15.45	12.00	13.31	2,602,512	14.67	11.45	12.40	10,796,098
February	15.01	11.45	14.75	1,689,634	14.18	10.82	13.87	6,628,342
March	17.64	14.20	16.71	1,732,914	17.32	13.78	16.49	8,485,344
April	20.16	16.47	19.40	1,903,583	20.07	16.33	19.00	11,373,901
May	20.73	14.36	16.30	2,879,505	20.44	13.39	16.31	14,979,785
June	20.05	14.13	16.75	7,916,940	19.51	13.50	15.69	21,177,689
July	21.95	16.17	20.32	2,948,820	21.34	14.94	19.89	15,252,969
August	19.69	16.52	16.93	2,389,438	20.40	15.51	15.96	13,288,742
September	19.80	16.90	18.03	1,868,453	19.25	16.23	17.60	8,622,121
October	19.27	17.25	18.54	1,467,776	18.99	16.80	18.12	7,581,005
November (to November 3)	19.61	18.25	19.50	291,768	19.48	17.95	19.46	1,708,812

CONSOLIDATED CAPITALIZATION
     The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2010 on an actual basis and on an as adjusted basis to give effect to the sale of our Common Shares in this Offering (assuming no exercise by the Underwriters of their option to purchase additional Common Shares) and the receipt of the net proceeds therefrom at a public offering price of U.S.$• per Common Share. This table should be read in conjunction with “Selected Consolidated Financial Data” included elsewhere in this Prospectus Supplement and the Q2 MD&A and our consolidated financial statements and the related notes incorporated by reference into the Prospectus.

	As of September 30, 2010
	Actual	As Adjusted(2)
	(dollars in thousands)
Cash, cash equivalents and short-term investments	$80,331	$	•

Debt:
Notes payable
9% unsecured subordinated debentures(1)	$13,180		$13,180
Long-term payable	9,370		9,370
Capital lease obligation	274		274

Total debt	22,824		22,824

Shareholders’ equity:
Common Shares	$313,509	$	•
	(39,875,303 Common Shares)	(45,375,303 Common Shares)
Preferred Shares	Nil	Nil
Other equity instruments	2,767		2,767
Additional paid-in capital	5,391		5,391
Deficit	(256,709)		(256,709)
Joint venture partners’ share of net assets of joint ventures	17,161		17,161
Accumulated other comprehensive income	18,071		18,071

Total shareholders’ equity	$100,190	$	•

Total capitalization	$123,014	$	•

Notes:

(1)	The debentures were issued pursuant to a public offering of debenture units that was completed on July 3, 2008, and mature on July 3, 2011.

(2)	As Adjusted reflects the net proceeds of the Offering after deduction of the Underwriters’ commission and the estimated expenses of the Offering, based on the noon exchange rate provided by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars on November •, 2010 of Cdn.$• equals U.S.$1.00.

BUSINESS
Overview
     We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (2.0 to 2.4 litre), medium- (5.9 to 8.9 litre), heavy-duty (11 to 16 litre) and high horsepower (greater than 16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, and generally less expensive alternative fuel based on a more abundant natural resource. To date, we have sold over 26,000 natural gas and propane engines to customers in 19 countries. We currently have strategic relationships with three of the world’s top four engine producers and supply or have strategic relationships with five of the world’s top six truck producers.
     Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. We have invested over U.S.$250 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas while preserving the key benefits of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource. Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane or hydrogen. Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.
     We leverage our proprietary technology by partnering with leading diesel engine and truck OEMs to develop, manufacture and distribute our engines to a diverse group of global truck and bus OEMs. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low-emission engines is prevalent, including light-duty, medium- to heavy-duty and heavy-duty, as follows:
•	CWI. CWI, our 50:50 joint venture with Cummins, serves the medium- to heavy-duty engine markets, ranging from 5.9 to 8.9 litres. CWI’s engines are offered globally by more than 60 OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at Cummins’ plants in the United States, China and India, allowing CWI to leverage Cummins’ global manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins’ supply chain, back office systems and distribution and sales networks.
•	Westport Heavy Duty. Westport HD serves the heavy-duty engines markets and currently offers a 15 litre LNG engine for the heavy-duty trucking market. Westport HD is our proprietary development platform, engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. The fuel for the Westport HD system is typically carried on the vehicle as LNG to provide greater energy density compared to CNG and to allow the vehicle to travel further before refueling. At the heart of the Westport HD system is our proprietary HPDI technology, which provides the environmental and cost benefits of natural gas while delivering comparable benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability.
•	Juniper Engines. Juniper, a wholly-owned subsidiary of Westport, designs, produces and sells high-performance alternative fuel engines in the sub-5 litre class initially targeting the global CNG and LPG industrial and light-duty automotive market, with sales and engineering support in North America, Europe and Asia. Juniper’s engines fully integrate MPI technology, with Hyundai Motor Company’s 2.4 litre industrial engine platforms. The result is a high-performance, low-emissions solution that offers competitive advantages over incumbent products, including a compact engine package, higher torque and power, enhanced acceleration and transient response. In the first quarter of fiscal 2011, Juniper commenced production shipments to its OEM launch partner, Clark Material Handling Co., and delivered field trial engines in an oilfield application in Canada. In the non-mobile industrial market, Juniper is conducting field tests in stationary oilfield applications and formalizing customer relationships in power generation and agriculture. With our recent acquisition of OMVL, Juniper is entering the light-duty automotive market. OMVL contributes multipoint injection fuel systems and high-volume manufacturing and engineering capabilities. Using these strengths, Juniper intends to grow through new OEM relationships and continued aftermarket sales.
     We have formed additional joint ventures to capitalize on the growth of alternative fuel engines in geographic markets outside of North America. In July 2010, we established WWI, a joint venture with Westport, Weichai and Hong Kong Peterson, to focus on the Chinese market. We have also established BWI, a joint venture between Westport and BTIC, to focus on tanks to support the Westport HD business. WWI intends to research, develop, design, manufacture, market, sell and distribute advanced, alternative fuel engines (and relevant parts and kits) for use in automotive, heavy-duty trucking, power generation and shipping applications. WWI intends to utilize Westport’s natural gas technology expertise and the distribution network of engine manufacturing leaders seeking to deliver best-in-class solutions in a rapidly developing market. BWI combines our core competencies in LNG fuel systems with BTIC’s global cryogenic tank manufacturing capabilities. The 50:50 joint venture fills a need within the natural gas vehicle industry for more cost-effective, custom-engineered tanks for LNG.
     For the fiscal year ended March 31, 2010 and the six month period ended September 30, 2010, we generated revenue of U.S.$121.7 million and U.S.$70.4 million, respectively. Our net loss for the same periods was U.S.$34.7 million and U.S.$14.3 million, respectively. The revenue generated by CWI, as a percentage of our consolidated revenue, for the fiscal year ended March 31, 2010 and the six month period ended September 30, 2010 was 92% and 79%, respectively.
Industry
     Natural Gas Vehicle Market is Approaching a Tipping Point
     The natural gas vehicle industry is a large and rapidly growing market. From 2001 to 2008, natural gas vehicle unit sales grew at a CAGR of 23.0%, from just over 500,000 vehicles in 2001 to over two million in 2008. 2005 to 2008 saw record growth in natural gas vehicle deployments, with a CAGR over the period of nearly 50%. The International Association of Natural Gas Vehicles projects that there will be more than 50 million natural gas vehicles worldwide within the next ten years, representing approximately 9% of the world transportation fleet.

     In the United States, natural gas engines are used in a wide range of applications. According to NGV America, there are more than 12 million natural gas vehicles in use worldwide, including approximately 110,000 operating on U.S. roads as of October 2010. In 2009, approximately 18% of U.S. transit buses used natural gas, up from 12.4% in 2004, and according to the American Public Transportation Association, natural gas-powered buses accounted for 26% of all new transit bus orders in 2009. In addition to transit buses, natural gas engines power nearly 4,000 refuse trucks; 3,000 school buses; up to 17,000 medium-duty vehicles, including airport shuttles and various work equipment applications; and more than 30,000 light-duty vehicles, including federal, state, local government and private fleets. These statistics represent only a very small fraction of the market opportunity in each of these applications, and we believe demand for natural gas engines will continue to dramatically increase as a result of favorable economics and increasing government incentives for natural gas vehicle adoption. In addition to these major drivers, the cyclical nature of customer purchases to update fleet vehicles will allow continuous opportunities to substitute conventional engines for natural gas engines.
     The natural gas vehicle market appears to be approaching a tipping point due to a confluence of factors. Global transportation industry OEMs are demonstrating an increasing interest in natural gas engines as many countries endeavor to reduce their reliance on petroleum-based transportation fuels due to high and volatile oil prices, heightened environmental and national security concerns, and a desire for energy independence. Natural gas is typically cleaner and cheaper than petroleum-based fuels and is derived from a more abundant natural resource. In addition, stricter emissions regulations, coupled with various local incentive programs, have accelerated the adoption of alternative fuel vehicles, particularly for fleet customers. The U.S. Energy Information Administration reported that in 2009, oil-derived fuels dominated the world’s transportation markets, supplying over 95% of the transportation fuel used in the United States, illustrating the large opportunity for natural gas substitution in this market. While alternatives such as nuclear, solar and wind power may be appropriate substitutes for power generation applications, we believe that there is a narrower range of alternatives in transportation, where the fuel and its storage system need to be both light and compact for effective use in a vehicle. Natural gas has become one of the primary alternatives to diesel fuel and gasoline.
     Natural Gas Abundance Leads to a Sustainable, Long-Term Fuel Price Stability Advantage over Petroleum
     One of the primary drivers accelerating NGV adoption is the increasing price stability advantage that natural gas has over petroleum. DOE data shows that diesel fuel prices in the United States have risen by more than 117% over the past 10 years. The average price of diesel fuel in the first ten months of 2010 across the United States is U.S.$2.96 per gallon. Price volatility has also been extreme, with the price of diesel fluctuating from a low of U.S.$1.09 per gallon to a high of U.S.$4.10 per gallon over the last 36 months. Conversely, natural gas prices are down about 14% since October 2009 and are currently at twelve month lows. The ratio of the price of one barrel of oil to the price of one million British thermal units of natural gas needs to be at least 5.8 times to make natural gas more cost-effective as a transportation fuel than diesel. Between 1986 and 2009, the ratio averaged 9.5 times; in 2009, it was 29.6 times; currently, the ratio is about 26.7 times.

     The current price spread between diesel and natural gas on a diesel gallon equivalent basis is U.S.$1.79. As the global economy recovers, we believe that rising demand for oil will result in price increases and/or fuel shortages, which will continue to create favorable market conditions that encourage the adoption of cheaper alternative fuels such as natural gas. The wider spread between natural gas and diesel prices has a direct impact on the payback period for switching to natural gas engines. As the relative price of diesel compared to natural gas increases, the payback period shortens, and the incentive to switch becomes more attractive.
     Substantial natural gas reserves located within the United States, Canada, Australia, China, India, Russia, the Middle East and South America lessen the likelihood of price volatility from concentrated reserves and reduce national security and energy independence concerns posed by oil. Further discoveries of vast shale formations and advancements made in drilling technologies have dramatically expanded the supply of natural gas in the United States and abroad. According to the Energy Information Administration, the total U.S. natural gas resource base is estimated at 2,119 trillion cubic feet, or, tcf. Unconventional gas (shale gas, tight sands, and coalbed methane) now comprises 60% of onshore recoverable natural gas resources, and the DOE expects unconventional sources of gas to meet over half of United States gas demand within 20 years. The Haynesville shale in Texas and Louisiana was discovered to have significant gas reserves, with an estimated 717 tcf of gas in place. Similar finds have been made in Canada, with British Columbia’s Horn River shale find estimated as one of the larger, low-cost shale gas reserves in North America. Additionally, over the past few years, there have been significant discoveries in Bangladesh (an estimated 6.6 tcf), Venezuela (an estimated 6 tcf), Norway, Australia, the North Sea, and elsewhere. We believe that favorable pricing for natural gas as a transportation fuel compared to more volatile oil prices will lead to increased demand for our natural gas engines.
     Significant Market Opportunities for Westport
     Medium and Heavy-Duty Segment. Datamonitor estimates the global medium- and heavy-duty vehicle market (consisting of vehicles over 3.6 tonnes) in 2009 was U.S.$234.1 billion and is projected to grow at a 7.9% CAGR to U.S.$343.0 billion by 2014. In 2009, the Americas represented 60.0% of the total market, or U.S.$140.5 billion, and are expected to grow at a 6.6% CAGR to U.S.$193.6 billion by 2014. In 2009, the North American Class 8 heavy-duty truck market, which includes refuse, cement and heavy conventional trucks, was led by Daimler, Navistar, PACCAR and Volvo, representing 98% of the overall market. Asia-Pacific is the fastest growing market with sales expected to reach U.S.$94.8 billion by 2014, a 9.5% CAGR from 2009. China continues to be the largest market for and producer of buses, accounting for approximately 22% of total demand in 2014. The European market is also projected to have strong growth in the near- to medium-term, with sales increasing at a 10.2% CAGR to U.S.$54.6 billion by 2014. At the highest end of the heavy-duty segment are applications that would utilize engines with a displacement even greater than 16 litres, such as heavy construction vehicles, marine engines, mining trucks, locomotives and large stationary power engines. These applications consume high amounts of fuel and often operate in regions where LNG enjoys a significant cost advantage over diesel, thereby providing favorable economics for natural gas use and a significant market opportunity for our products. Today only a fraction of these vehicles is powered by natural gas, representing a considerable opportunity given the significant and long-term price stability advantages of natural gas.
     Light-Duty Segment. The light-duty segment represents a significant opportunity to replace petroleum-based fuel with natural gas in Juniper’s three target markets, consisting of forklift engines, oilfield engines, and fleet vehicles. The market for alternatively-fueled industrial forklift engines was estimated in 2008 at 62,000 engines per year (primarily LPG) in North America, according to the Industrial Truck Association. The market for oilfield engines consists of artificial lift and gas compression engines. Cummins Western Canada estimates that there are over 10,000 alternatively fueled engines (primarily natural gas) sold into the oilfield space each year. The market for light-duty fleet vehicles consists of such vehicles as business-owned fleet cars, taxis and delivery vans. According to the DOE Transportation Energy Data Book (July 2010), light-duty trucks consumed roughly 168 million gallons of petroleum-based fuels per day in 2008. This is equivalent to the gasoline produced from 4.0 million barrels at 42 gallons per barrel. Natural gas substitution could yield significant cost savings and emissions reduction as business-owned fleet cars travel more miles on average than privately owned cars (28,020 annually compared to 12,000 for private cars in 2008) and tend to be replaced more frequently.
     Significant Government & Legislative Support for Natural Gas Vehicles
     In the United States, both state and federal entities have been proponents of the growth of the natural gas transportation industry.
     Federal and state legislators have been active in implementing tax credits for vehicles, fuel, and fueling infrastructure that could stimulate sales of natural gas vehicles and the development of additional natural gas fueling infrastructure. The U.S. Energy Tech Policy Act of 2005, PL 109-58, provides for an income tax credit for the purchase of a new, dedicated alternative fuel vehicle of 50 percent of the incremental cost of the vehicle, plus an additional 30 percent if the vehicle meets certain tighter emission standards. These credits would range from $2,500 to $32,000 depending on the size of the vehicle. CWI engines are afforded 100% of the $32,000 credit while Westport HD systems are afforded $28,800 of credit in proportion to the percentage of natural gas it consumes as fuel. Utah implemented the Clean Fuel Vehicle Tax Credit, offering up to $2,500 for the purchase of qualified vehicles fueled by CNG and registered in Utah. In Oklahoma, the Alternative Fuel Vehicle, or, AFV, Tax Credit provides a one-time income tax credit available for 50% of the incremental cost of purchasing a new OEM AFV or converting a vehicle to operate on an alternative fuel. As various levels of government get more involved in promoting the adoption of natural gas and renewable energy, further economic incentives will lead consumers and businesses to purchase clean fuel vehicles.

     The DOE Clean Cities Program is another incentive that strives to reduce petroleum consumption in the transportation sector. The DOE has awarded U.S.$300 million in funding for 25 cost-share projects across the United States that will deploy more than 9,000 alternative fuel and energy efficient vehicles and build 542 new refueling stations. DOE announced funding for approximately 500 LNG trucks and 2,300 CNG vehicles, including refuse trucks and shuttle buses. We anticipate that a significant portion of these 2,800 vehicles will be sourced from manufacturers incorporating the Westport HD system or CWI ISL G engine.
     The United States is not alone in enacting legislation to promote alternative fuel adoption. The European Union adopted the Directive on the Promotion of Clean and Energy Efficient Road Transport Vehicles with the aim of introducing environmentally friendly vehicles to the broad market. The directive requires that environmental issues be considered in the lifecycle cost of a vehicle, and that governments in the European Union must purchase a certain percentage of alternative-fuel vehicles. In addition, India and China have both clearly communicated the desire to move towards less-polluting fuels for transportation in their economic Five-Year Plans, which we believe will create further demand for our products.
     NAT GAS Act & Recently Proposed Legislative Support for Natural Gas Vehicles
     In the past eighteen months, there have been several pieces of legislation introduced in the U.S. House of Representative to increase the use of domestically produced natural gas for transportation fuel as a cleaner-burning, low-cost alternative to conventional transportation fuel. The NAT GAS Act was introduced by Senators Dan Boren in April 2009 and Robert Menendez in July 2009. Key provisions of the NAT GAS Act include:
•	an 18-year extension of tax incentives to December 31, 2027 for use of natural gas and purchases of natural gas vehicles and fueling infrastructure;
•	expansion of a tax credit equal to 80% of the incremental cost when purchasing any dedicated natural gas vehicle;
•	doubling the purchase tax credit cap for all non-light-duty vehicle weight classes up to U.S.$64,000;
•	a 10% manufacturing tax credit for OEMs to sell natural gas vehicles in the United States;
•	doubling the refueling property tax credit to U.S.$100,000 per station;
•	allowing natural gas vehicle and fueling infrastructure credits to be transferred; and
•	the requirement that half of federal vehicles purchased by December 31, 2014 must run on natural gas.
     The Bill evolved into a few other pieces of legislation, including the Clean Energy Jobs and Oil Company Accountability Act (S.3663) introduced by Senator Harry Reid in July 2010. Key incentives for the adoption of natural gas as a transportation fuel include:
•	$3.8 billion rebates available for 75-90% of the incremental cost of natural gas vehicles, up to a maximum of $64,000. These rebates are available for qualified vehicles put into service between 2013 and 2015; and they are not considered taxable income to a qualified owner.
•	Grants of up to $50,000 per unit to qualified refuelers for installation of natural gas infrastructure put into service between 2011 and 2015.
•	Additional $2 billion loans available for manufacturers to re-equip, expand or establish a facility to produce any new qualified alternative motor fuel vehicle or component.
     The most recent piece of legislation, which is expected to come before the U.S. Senate for a key procedural vote on November 17, 2010, is the Promoting Natural Gas and Electric Vehicles Act of 2010 (S.3815) introduced by Senator Reid in September. The key incentives proposed for the adoption of natural gas as a transportation fuel under this Bill are based on the S.3663 Bill. The U.S. Senate will hold three separate votes on cloture in order to proceed on the three bills: S.3815 (Promoting Natural Gas and Electric Vehicles Act of 2010), S.3772 (Paycheck Fairness Act) and S.510 (FDA Food Safety Modernization Act). Cloture is a motion aimed at entering a fixed period of final debate before voting on a bill. Once a petition for cloture is properly presented, the U.S. Senate will vote and the bill will need support from at least 60 senators (three-fifths of the whole number of senators) to invoke cloture. If cloture has been invoked, debate is limited to thirty hours and no other matters may be considered until the respective bill being debated is disposed of. The three bills presented by Senator Reid will undergo separate cloture votes, and only those bills that receive 60 or more votes in favor of cloture will receive further debate and a potential final vote. Those bills that do not receive 60 votes will be set aside without further consideration.
Our Competitive Strengths
     We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. We believe we are well-positioned to capitalize on our rapidly expanding market opportunity given our significant competitive strengths:
•	Strong First Mover Advantage in Rapidly Growing Natural Gas Engine Market. Datamonitor estimates the global medium- and heavy-duty vehicle market (consisting of vehicles over 3.6 tonnes) in 2009 was U.S.$234.1 billion. Based on our proprietary technology, diverse product offering and global reach, we believe we are well positioned to capitalize on alternative fuel engines’ increasing share of that market. To date, we have sold over 26,000 natural gas and propane engines to customers in 19 countries, and have developed strategic relationships with OEMs in North America, Asia and Europe, positioning us well in the three largest markets for medium- and heavy-duty products. We currently have strategic relationships with three of the world’s top four engine producers and supply or have strategic relationships with five of the world’s top six truck producers.
•	Alternative Fuel Technology Innovator. Alternative fuel system technology is the foundation of our business and our ability to commercialize our products globally. We believe the combination of our considerable investment in research and development and team of world-class engineers is responsible for driving innovation in combustion engine technology since our founding in 1995. Leading global engine producers and OEMs utilize our differentiated intellectual property, thereby allowing us to commercialize our products worldwide. We believe that our global patent portfolio has been pivotal to our market-leading position and that it continues to serve as a significant barrier to new entrants. In addition to protecting our competitive position in the market, our intellectual property also allows us to generate an additional revenue stream through licensing agreements. In order to support our business objectives, we expect our intellectual property portfolio to expand as we file new patent and trademark applications to capture value generated by new technological advances. As of September 30, 2010, we held approximately 66 issued U.S. patents and one allowed U.S. patent, in addition to corresponding issued patents and pending patent applications in numerous other countries around the world.
•	Highly Capital-Efficient Business Model. Our strategic relationships underpin our capital-efficient business model in which working capital costs and capital expenditures are shared with or borne by our strategic partners. We leverage our expertise in the development of our proprietary technologies by partnering with industry-leading manufacturers who are willing to invest in co-development, manufacturing and distribution of our products for our mutual benefit. Most notably, we are able to avoid the significant capital expenditures associated with manufacturing facilities and overhead costs that would be incurred to maintain manufacturing operations. We are also able to leverage the investment made by our partners in developing global distribution operations and their brands. We believe this model allows us to scale our business rapidly and achieve profitability faster with lower risk, without dependency on government incentives. Our business model is designed to achieve profitability based on the value proposition our technology delivers in terms of lower relative fuel cost and emissions reduction. Legislation and government incentives serve as potential upsides to our business.
•	Valuable Strategic and Business Alliances. We have established several strategic relationships with key industry OEMs, including Volvo, Cummins, Cryostar, our partner for the supply of cryogenic fuel pumps, and Delphi to supply Westport’s proprietary HD fuel injectors. We have also established several strategic joint ventures, including CWI, WWI and BWI. In addition to our strong supply chain relationships, we have also developed strategic relationships with several leading truck OEMs, including: Kenworth,

Peterbilt, Mack Trucks, Inc., Freightliner Trucks and PACCAR Australia Pty. Ltd. We also have a strategic relationship with North America’s largest natural gas refueling company, Clean Energy Fuels Corp., as well as other fuel suppliers around the world. These relationships provide significant value in leveraging our partners’ global market access and distribution channels while creating barriers for competitors seeking to enter our markets.
•	Cost-advantaged, High Performance, Low-emission Technology. Our fuel systems are engineered to deliver optimal performance attributes for the medium- and heavy-duty vehicle markets as compared to other available options. In addition to providing significant emissions improvements over diesel, our engines are more economical for customers through the use of lower cost natural gas. For example, our Westport HD engines offer class-leading emissions performance while maintaining diesel-equivalent horsepower, torque and fuel efficiency. Juniper’s sub-5 litre engines offer a compact engine package, higher torque and power, and enhanced acceleration compared to competing LPG products.
Our Business Strategies
     Our objective is to enhance and protect our position as a leading global provider of alternative fuel systems technology for diesel applications using gaseous fuels such as natural gas, LPG, biomethane or hydrogen. In order to achieve this goal, we focus our efforts on the following business strategies:
     Continue to Grow CWI Profitably
     CWI revenues grew 30% compounded annually from calendar year 2004 through calendar year 2009. We believe our growth resulted from providing a quality product to the natural gas market, providing a high level of customer service and an increasing number of customers around the world recognizing the advantages of natural gas as a transportation fuel. In addition to its existing engine offerings, CWI is exploring alternative engine platforms, ways to expand its OEM relationships and new applications for its existing products. With its ability to leverage the combination of Cummins’ manufacturing, distribution and back office processing and Westport’s differentiated technology, CWI has a highly flexible and scalable business model.
     While North America remains CWI’s primary market, we believe there are significant growth opportunities in Europe, Southeast Asia and South America. Additionally, China and India, both large markets for CWI currently, are expected to continue migrating to natural gas as a transportation fuel and thus offer a significant market opportunity. We also anticipate increasing CWI penetration levels in both the bus fleet and refuse truck markets as they continue to take advantage of the economic benefits of natural gas. We anticipate continued demand for CWI engines given their performance and emissions characteristics, and their life-cycle cost advantages. We expect CWI’s operating leverage, mature technology and fixed cost fulfillment process will help improve CWI’s operating profitability.
Continue to Partner with Leading Global OEMs to Scale Westport HD Including High Horsepower Applications
     Westport HD has been in development since 1999, has undergone extensive testing and field trials in Canada, Australia and California, and in March 2007 began commercial delivery of its systems for heavy-duty trucks. Since launching the product in North America and Australia, we have sold over 300 HD systems as of September 30, 2010. Through our relationships with Cummins, Weichai and Volvo, we have access to every major target market for heavy-duty trucks in the world. We have also partnered with Kenworth, Kenworth Trucks (a division of PACCAR Australia), and Peterbilt, for line production of the Kenworth T800, the Kenworth Trucks T408SAR, K108, and T908, and the Peterbilt 386, 387, and 367 trucks equipped with our LNG fuel system and 15 litre GX engine. In addition, we are continuing discussions with additional leading truck OEMs and engine suppliers to integrate our products into existing truck and engine configurations. By offering a complete systems solution, including development services, to our OEM partners, our goal is to create market demand by nurturing early customers and removing possible barriers to adoption by working directly with strategic partners.
     We believe there are a number of larger engine applications (16 litre or greater) that would benefit from utilizing our Westport HD technologies, such as heavy construction vehicles, marine engines, mining trucks, locomotives and large stationary power engines. These applications consume large amounts of fuel and often operate in regions where LNG enjoys a significant cost advantage over diesel, thereby providing favorable economics for natural gas use. Moreover, there is a concentrated target group of OEMs and customers. We have previously demonstrated our technology on high horsepower power generation applications and are currently in discussion with a number of leading engine providers and OEMs in these spaces and expect to broaden our product offering to these markets over time.
Accelerate Market Penetration of Our Juniper Engines and Pursue Additional Light-Duty Engine Markets
     Juniper targets the high volume light-duty vehicle and engine segment globally. Until July 2010, Juniper was a 49:51 joint venture with OMVL focusing on entry into the industrial forklift market with products based on Hyundai Motor Company’s 2.4-litre industrial engine platforms and OMVL’s LPG multipoint injection technology. In July 2010, we acquired OMVL, making Juniper a wholly-owned subsidiary. The acquisition of OMVL strategically enhances the Westport portfolio by providing light-duty products and capabilities for the light commercial and passenger vehicle market. Juniper intends to grow its business through new OEM relationships and continued strong aftermarket sales, leveraging OMVL’s capabilities and assembly facilities in Italy and Argentina that today supply Europe, Asia and the Americas. We will continue to pursue select strategic investments in new markets and develop OEM-class products and capabilities in order to allow Juniper to compete for leadership in the light-duty alternative fuels market, with North American fleet vehicles being a significant target market.
Achieve Automotive-Scale Production by Adding New Partners
     We plan to partner where possible with the largest tier-one automotive component suppliers, allowing us to benefit from economies of scale, pre-existing manufacturing capacity, proven production capability, and developed supply chains, thus driving down our cost structure and further enhancing product quality. To date, we have focused on developing a strong supply chain by partnering with leading suppliers to the medium- and heavy-duty truck industry. We cooperate on fuel delivery system development programs with a number of companies and are in discussions with a number of the world’s leading suppliers to develop complete solutions for our customers. For example, in July 2006, we formed BWI to market and sell more cost-effective, custom-engineered LNG tanks for the transportation market, which allows us to create reliable, robust and affordable products to help us better serve the heavy-duty vehicle market. Additionally, in 2006, we completed a License and Supply Agreement with Cryostar for the development, manufacture and supply of cryogenic LNG fuel pumps, based on our cryogenic technology. In 2010, we entered into a supply agreement with one of the world’s largest diesel injector manufacturers, Delphi, to supply Westport’s proprietary HD fuel injectors. Production is expected to begin in the second half of 2010. The secure, scalable supply of our specialized injectors will allow us to reach economies-of-scale in production and costs required by our heavy-duty engine OEM customers.
Focus on Geographic Expansion by Penetrating Key Markets in Asia, Europe and Australia
     We intend to focus our market development efforts in rapidly expanding regions. China is one of the world’s largest markets for all types of vehicles, and its heavy-duty truck (greater than 16 tonnes) market is already approximately as large as those in Europe and North America. China’s vehicle production has more than doubled in the past five years, whereas production in Germany, Japan and the United States is nearly flat or declining over the same period.
     China is focused on moderating the environmental impact of rapid urbanization and tremendous vehicle growth. The demand for cleaner fuel, such as natural gas, with economic advantages over traditional fuels is increasing, with an estimated 400,000 natural gas vehicles already in China and over 1,400 filling stations to support them. CWI supplies customers in China with high-performance CNG bus engines. An additional focus for growth in Asia will be exports of our CWI engines through Chinese OEMs to other countries in Southeast Asia and South America. We also focus on promising markets in other parts of Asia, such as India. On October 15, 2008, CWI and CIL announced that the Delhi Transport Corporation had ordered 3,125 natural gas buses equipped with CWI’s B Gas Plus engines, the bulk of which have been shipped to date. In March 2010, we announced that CIL received purchase orders for 460 natural gas engines to customers outside of Delhi.
     European regulators have implemented some of the most aggressive responses to air quality issues and climate change concerns, and are concurrently promoting increased use of natural gas in vehicles. We believe the opportunities are strong in Europe’s transit, refuse and urban truck markets. CWI engines are already offered in vehicles produced by Renault Trucks SAS of France, and have also been sold for transit applications in Eastern Europe.
     Another region where we believe market conditions are favorable for LNG trucks is Australia. In December 2008, we signed a collaborative agreement with PACCAR Australia to commercialize LNG Kenworth trucks for this market. A significant market driver in Australia is the availability of low-cost feed gas for LNG production that could provide strong financial incentives for heavy-duty trucking fleets, mines and other high fuel use applications to operate with our LNG system-equipped engines. The high fuel requirements needed for long-haul fleet transportation in Australia position natural gas trucks to take meaningful market share from their higher operating cost diesel counterparts. The high fuel use of these fleets often creates advantageous payback scenarios to purchasers when they convert their fleets to run on natural gas.
Expand Our Product Offering by Adapting Our Technology for Multiple Alternative Fuel Uses
     Our products are built on an alternative fuel platform that leverages the abundant global supply of natural gas. Over the longer term, if alternative renewable energy sources such as biogas, biomethane or manufactured fuels, including hydrogen, hydrogen-natural gas blends, and dimethyl ether, emerge as cost-competitive options, we expect our gaseous-fueled engine technologies, systems and experience will position us to exploit such new low-carbon fuels as they emerge.
     In order to maintain technology leadership in the gaseous fuel combustion area, we continue to explore the adaptations of our technology with hydrogen and other alternative fuels. We have previously worked with Ford Motor Company and Bayerische Motoren Werke AG on hydrogen injection technologies and continue to explore such technologies with U.S. national laboratories.
Recent Developments
     In July 2010, Westport completed the acquisition of OMVL, including its 51% interest in Juniper, for U.S.$25.7 million. Westport paid cash of U.S.$17.1 million upon closing and will pay approximately U.S.$10.3 million on the third anniversary of the closing date. As a result of the transaction, Juniper, previously a joint venture between wholly-owned subsidiaries of Westport Innovations Inc. and SIT Group of Italy, became a wholly-owned subsidiary of Westport. This acquisition is expected to expand Westport’s global product portfolio by adding high-volume automotive components and systems. The integration of OMVL is expected to complete Juniper’s light-duty strategy to enter the mobile industrial, non-mobile industrial, and automotive segments. Juniper intends to grow the business through new OEM relationships and continued strong aftermarket sales, leveraging OMVL’s capabilities and assembly facilities in Italy and Argentina that currently supply Europe, Asia and the Americas. Strategic investments in new markets and OEM-class products and capabilities should allow Juniper to compete for leadership in the light-duty alternative fuels market.
     In July 2010, Westport and Volvo Powertrain, a subsidiary of Volvo AB, signed a new agreement defining Westport’s responsibility to develop a range of biogas and natural gas-fuelled engine products for Volvo. Westport will also work directly with the Volvo AB brands to identify market development opportunities for natural gas vehicles and assist in the infrastructure build-out of biogas and natural gas where needed. Westport originally entered into an agreement with Volvo in November 2009 describing Westport as a Tier 1 Development Supplier for its heavy-duty natural gas engines and associated supply chain.
     In July 2010, Westport completed its previously announced investment in a joint venture with Weichai and Hong Kong Peterson to form WWI. The joint venture agreement is scheduled to expire in 2039. Under the joint venture agreement, Westport invested approximately $4.3 million, for a 35% equity interest in WWI. Westport has advanced its injector technology to be more readily adaptable to Weichai’s engine platforms and reduced the cost of key components. WWI continues to experience strong growth in its spark-ignited natural gas engine business.
     In October 2010, Westport announced that Robert Transport, of Boucherville, Québec had issued a purchase order for 180 Peterbilt LNG trucks featuring Westport HD systems. Robert Transport is one of Canada’s largest for-hire trucking companies with an estimated 1,100 tractors and 2,300 employees. The new trucks, powered by Westport HD, are expected to be used on line haul routes between Montréal and Québec City, and Montréal to Toronto.

     Fuel for the Robert Transport fleet is expected to be provided by Gaz Métro Transport Solutions, a wholly-owned subsidiary of Gaz Métro, the main distributor of natural gas in Québec, which plans to install three LNG refueling sites along the Ontario – Québec 401/Highway 20 corridor between the greater Québec City area and the greater Toronto area.
Westport Operations
     CWI designs, engineers and produces natural gas engines based on Cummins diesel engine platforms, primarily for the urban bus, refuse, and truck markets. Westport’s heavy-duty business unit, Westport HD, provides engines and fuel systems that allow heavy-duty vehicles to run primarily on LNG while maintaining diesel-equivalent performance and efficiency. Westport’s light-duty engine company, Juniper, sells 2.4 litre and is developing 2.0 litre LPG and CNG engine solutions for industrial applications such as forklift engines, oilfield engines and fleet vehicles.
     5.9 Litre to 8.9 Litre Alternative Fuel Engines
     CWI’s existing engine products are based on Cummins diesel platforms, featuring spark-ignited technology designed for transit, shuttle, and school bus and truck applications. Because of inherent advantages in low-emission internal combustion natural gas engines, we believe that CWI products can offer lower life cycle costs in a number of applications compared to conventional and other alternative-fuel engine products. CWI engines compete with conventional and alternative-fuel engines on a number of different factors including reliability, performance, price, service, parts availability and other factors. CWI is already the leading supplier of natural gas engines to North American transit and city fleets, and the outlook for product markets is promising.
     CWI has five engines in commercial production today: ISL G, C Gas Plus, B Gas Plus, B LPG Plus, and B Gas International, or, BGI.
     The ISL G was introduced in 2007 and is the world’s first engine for bus and truck applications to be certified to the 2010 U.S. Environmental Protection Agency, or, EPA, and CARB on-highway emissions levels. The ISL G incorporates new combustion and emissions control technologies to offer all the advantages of previous clean-burning natural gas engines with an increase in performance and fuel efficiency, while meeting the strict 2010 EPA and CARB emissions standards of 0.20 grams per brake horsepower-hour, or, g/bhp-hr, nitrogen oxide, or, NOx, and 0.01 g/bhp-hr particulate matter. In 2008, the ISL G was certified to the Euro EEV, or, Environmentally Enhanced Vehicle, standard, expanding the engine availability to Europe and other markets around the world.
     The 8.9 litre ISL G engine uses stoichiometric cooled-exhaust gas recirculation, or, EGR, combustion, leveraging Cummins’ proven cooled EGR diesel technology to create a high-performance natural gas engine. The use of cooled EGR in place of large amounts of excess air not only lowers combustion temperatures, it also allows the creation of an oxygen-free exhaust, which in turn allows for the use of a three-way catalyst, or, TWC, on the exhaust. TWC’s are simple passive devices that are maintenance-free and have been commonly used in passenger cars since the 1970s. CWI’s stoichiometric cooled-EGR technology improves power density as well as fuel economy and emissions. In fact, low-speed torque is improved by over 30% compared to previous engines. With ratings from 250 to 320 horsepower, this new high-performance, low-emissions engine has sufficient power and torque for large transit buses, refuse collection trucks and other tractor and truck applications. The ISL G has replaced the C Gas Plus and the L Gas Plus in North America.
     The C Gas Plus is an 8.3 litre natural gas engine with ratings from 250 to 280 horsepower. Introduced in June 2001, it is an advanced version of the C8.3G engine that Cummins had been producing since 1996. The C Gas Plus continues to be offered in markets outside of North America certified to Euro III and IV emissions standards established by the European Union.
     The B Gas Plus engine is 5.9 litres in displacement and is suitable for shuttle bus, vocational and other truck applications that require less power and a smaller package size than the ISL G. Launched in October 2002, the B Gas Plus is an advanced version of the previous B5.9G natural gas engine, which Cummins had been producing since 1994. The B Gas Plus is also offered in markets outside of North America certified to Euro V and EEV emissions standards. The B Gas Plus has power ratings from 150 to 230 horsepower. The 5.9 litre B LPG Plus, launched in May 2003, is an advanced version of the B5.9LPG propane engine. It has a power rating of 195 horsepower and is available in Latin America.
     The BGI replaced the B5.9G natural gas engine in developing country markets. The BGI is based on the B Gas Plus and was designed to be assembled locally in China and India to be closer to customers in those markets. This minimizes import costs, which allows more competitive pricing with local Chinese and Indian manufacturers.
     Under the restated and amended joint venture agreement signed in December 2003, or, the Amended JVA, Cummins granted CWI an exclusive, worldwide license to make, have made, use, market, or sell engine product and parts embodying, using or designed to practice any current and future intellectual property requested or required by CWI in order to pursue the business opportunities relating to automotive gaseous fuel versions of Cummins B, C and L diesel engines (and their derivatives) and any future CWI products for distribution approved by the CWI board of directors. Cummins has agreed to manufacture the engines for CWI’s business and to transfer them to CWI at cost. In consideration for these terms, CWI agreed to pay Cummins a technology access royalty fee equal to 1.5% of engine revenue in 2004, and equal to 2.75% of engine revenue thereafter, to a cumulative maximum of U.S.$10.4 million. As at March 31, 2010, U.S.$7.6 million of the technology access royalty has been paid. Profits and losses are shared equally between Westport and Cummins.
     Although there is no set term to the CWI joint venture, the Amended JVA provides for the possible termination of the joint venture and the distribution of CWI’s assets between Cummins and Westport in the event of unresolved material breaches by either party or the bankruptcy of either party, or upon a change of control (50% of voting stock) of either party. Either party may provide written notice of intent to purchase the other party’s shares in twelve months, at 125% of fair market value as determined by an independent valuation agent and with the obligation to continue to share profits for two years following the purchase. CWI currently designs and develops commercial mid-range engine products; CWI markets and sells to transit bus and urban truck OEMs around the world. These engines operate on natural gas, stored on the vehicle in either high-pressure compressed gaseous form (CNG), or as a cryogenic liquid (LNG). CWI also offers engines that operate on LPG. CWI engines are manufactured today in three different locations: a Cummins engine plant in Rocky Mount, North Carolina, by CIL in Pune, India, and by DCEC in Xiangfan, Hubei Province, China. CWI engines are distributed and supported through Cummins’ worldwide distribution network.
     Effective June 1, 2009, CWI’s board of directors appointed Roe East as President. Prior to CWI, Mr. East was Director of Marketing & Business Development for Cummins Power Systems.
     The board of directors of CWI is comprised of four representatives each from Westport and Cummins. The current Chairman of CWI is J. Michael Gallagher, who is the Senior Adviser for Westport. The other Westport-appointed directors are David Demers (Chief Executive Officer), Elaine Wong (Executive Vice President, Strategic Development) and Patric Ouellette (Vice President and Chief Technology Officer). The Cummins-appointed directors are Dave Crompton (Vice President & General Manager MidRange Engine Business), John Wall (Vice President Chief Technical Officer), Mike Miller (Executive Director — MidRange Finance) and Tracy Embree (Executive Director — On Highway Business).
     15 Litre Natural Gas Engines & Fuel Systems
     A key element of our strategy is to diversify our revenue base through the commercialization of our Westport HD Systems, including LNG fuel system and GX engine with HPDI technology, for heavy-duty trucks, for both on-road and off-road applications. Our immediate market focus is North America, particularly California and Texas, and Australia, where LNG infrastructure and fuel relationships are established and there is increasing demand for alternative fuel Class 8 vehicles operating from central locations, such as ports and goods distribution centers.
     The Westport HD System allows a Class 8 heavy-duty truck to operate with approximately 95% replacement of diesel fuel by natural gas in high duty cycle applications. In addition, our HPDI technology maintains the diesel performance and efficiency throughout its operating range. By directly injecting the natural gas at high pressure into the combustion chamber, HPDI reproduces key benefits of diesel engines: high efficiency over the speed and torque operating range; high torque capability; and robust reliability. The use of a diesel pilot to support auto-ignition of the injected natural gas provides robust combustion in a high-compression, unthrottled diesel cycle engine. At the same time, the properties of natural gas contribute to a reduction in combustion by-products such as NOx, particulate matter, or, PM and greenhouse gases, or, GHG.
     We believe the Westport HD GX engines are the best solution for ultra-low emissions heavy-duty trucks that require one or more of the following characteristics:
•	high torque at low engine speeds;
•	excellent transient response;
•	lower NOx (North America) and PM (Australia) emissions; and
•	lower greenhouse gas emissions.
     We target geographical markets with the following characteristics:
•	local emissions regulations requiring stringent environmental performance;
•	LNG fuel availability in the market at delivered prices that make total life cycle costs for vehicle purchase and operation materially cheaper than conventional diesel trucks;
•	incentives of various kinds to offset the total incremental costs of low-emissions vehicles; and/or
•	diesel emissions reduction equipment costs that are sufficiently large such that when new regulations force lower emissions, total life-cycle costs for conventional diesel vehicles rise and surpass equivalent costs for natural gas vehicles.
     We believe that these factors are currently present in southern California and Australia. Within these areas, we target return-to-base fleets or short-haul heavy-duty truck corridors where fuel infrastructure can be more easily established and managed. We are currently targeting prospective customers at ports and other fleet operators.
     Westport HD Systems involve new proprietary natural gas fuel injectors, fuel pumps, control units, and onboard LNG storage tanks. LNG fuel for the GX engine is stored in the LNG tank, and drawn out with a unique LNG pump (powered by hydraulic oil from an engine-driven hydraulic pump). The LNG is vaporized — using excess heat from the engine coolant — and exits the tank module at approximately 100 ºF and 4,500 psi (40 ºC and 30 MPa). The warm, high-pressure gas is filtered and passed through an accumulator vessel that dampens pressure fluctuations and provides natural gas for engine start-up. At the same time, a diesel fuel pump draws and pressurizes diesel fuel from the pilot diesel tank. Both the diesel and natural gas are sent to the fuel conditioning module, where they are pressure regulated, filtered, and distributed to the fuel injectors via fuel rails. The GX engine is electronically managed by the control units, allowing continuous adjustments that provide optimal and unparalleled engine efficiency. The Westport HD System is currently available in Australia (certification called ADR 80/03) and we have received 2010 U.S. EPA certification for the GX engine product.
Current Engine Ratings
     The Westport HD GX engine for North America is based on Cummins ISX, and is offered in four ratings, 400 horsepower with 1,450 ft-lbs torque, or 450 horsepower with 1,650 ft-lbs torque, and “Smart-Torque” ratings at 400 horsepower and 450 horsepower, matching the diesel-fuelled base ISX engine. For 2010, the GX will be offered with an additional power rating of 475 hp. “Smart-Torque” ratings will no longer be offered in 2010.
     In Australia, three engine ratings are being developed, GX 485 with peak power of 500 horsepower and 1,650 ft-lbs torque, GX 525 with peak power of 550 horsepower and 1,850 ft-lbs torque, and GX 550 with peak power of 578 horsepower and 1,850 ft-lbs torque. These engines have been certified to the Australian Design Rules, or, ADR, emission levels called ADR 80/03.

Westport HD System Production
     The Westport HD System includes (i) the GX engine equipped with our proprietary natural gas fuel injectors featuring HPDI technology; (ii) our proprietary fuel pumps; (iii) proprietary control units; and (iv) onboard LNG storage tanks. We have transitioned our production model for the Westport HD System from an “upfit” model to an OEM on-line production model and have begun this process by reaching an agreement with both Kenworth (North America and Australia) and Peterbilt for assembly line production of LNG trucks powered by Westport HD Systems. For OEM supply, the Cummins ISX engine, purchased by PACCAR Inc., is manufactured at Cummins’ manufacturing plant and then transported to our 21,000 square foot assembly centre in Delta, British Columbia, where it is fit with our proprietary Westport HD System. The Delta facility is also responsible for the final assembly and testing of the complete engine and fuel system. Component parts are delivered to our assembly plant where the assembly process is completed.
     2.0 Litre & 2.4 Litre Alternative Fuel Engines & Fuel Systems
     Juniper’s engines, initially targeting the OEM forklift engine, oilfield engine and fleet vehicle markets, and fuelled with LPG, are fully integrated, high performance, low-emission solutions. The first Juniper products were shipped in April 2010.
     The market for alternatively-fueled industrial forklift engines was estimated in 2008 at 62,000 engines per year (primarily LPG) in North America, according to the Industrial Truck Association. In the oilfield engine market, Cummins Western Canada estimates that there are over 10,000 alternatively fueled engines (primarily natural gas) sold into the oilfield space each year. According to the DOE Transportation Energy Data Book (2008), light-duty fleet vehicles consumed roughly 11.6 billion gallons of gasoline in 2007 (based on average annual mileage, numbers of fleet vehicles, and average fuel economy statistics). This is equivalent to the gasoline produced from 276 million barrels at 42 gallons per barrel. Business-owned fleet cars travel more miles on average than privately owned cars (28,000 annually compared to 12,000 for private cars), and tend to be replaced more frequently. Juniper’s integrated engine and fuel system solution offers advantages over incumbent products, including:
•	a more compact fuel system and engine package;
•	higher torque and power;
•	enhanced acceleration and transient response; and
•	precise air-fuel ratio control resulting in optimized catalyst cost.
     Juniper, as a single point-of-contact solution provider, can help reduce manufacturing, logistics and support related costs for forklift engine, oilfield engine and fleet vehicle OEMs. Juniper’s value proposition includes a complete fuel management system that can be applied to a range of engines, access to world class engineering and assembly capabilities, a global support network, and a portfolio of advanced technologies for future high-efficiency products.
Current Engine Ratings
     The four cylinder Juniper 2.0 litre LPG engine is designed for a rated output of 45kW (60 hp) at 2,800 rpm and maximum torque of 160 Nm (118 ft. lbs) at 1,800 rpm. The four cylinder 2.4 litre LPG product is designed for 56 kW (75 hp) at 2,800 rpm and maximum torque of 190 Nm (140 ft. lbs) at 1,800 rpm. The CNG version of the 2.4 litre engine is designed for a rated output of 52kW (70hp) at 2,800 rpm and maximum torque of 180 Nm (133 ft. lbs) at 1,800 rpm. Both the LPG and CNG 2.4 litre engines are certified to EPA 2007 Tier II Off-road LSI Engine and CARB 2010 Off-road LSI Regulations.

     2.0 Litre & 2.4 Litre Alternative Fuel Engine & Fuel System Production
     The fuel system for the Juniper 2.0 litre and 2.4 litre engines is manufactured in Italy, and the base engines are manufactured in Hyundai Motor Company plants in South Korea. Final engine assembly and testing is performed in Busan, South Korea.
Technology
     We have invested over U.S.$250 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas while preserving the key benefits of diesel engines.
     We have developed a wide range of demonstration engines incorporating our technologies, as small as 1.4 litre, used in passenger cars, and as large as 60 litre, which are large industrial engines for power generation and off-road applications.
Gaseous Fuel Injectors
     Our direct-injection gaseous fuel injectors are designed to be incorporated into a diesel engine with no or limited head modifications and minimized changes to the engine hardware beyond substituting a diesel injector for our injector. No special pistons, cams, ignition system, gas mixer, or port injectors are needed. Late-cycle, HPDI ensures diffusion-type combustion and, therefore, retains the high power, torque, and efficiency of a regular diesel engine.
     We have developed fuel systems capable of handling the special challenges presented by compressible fuels. For instance, our injectors are designed to manage:
•	the high volumetric flow rates required for a fuel much less dense than diesel;
•	complex fuel routing for two fuels within the injector;
•	reduced cushioning associated with the low viscosity of gaseous fuels;
•	carbonizing and thermal fluctuations that can result from the reduced cooling capacity of a gaseous fuel; and
•	high pressure differentials within the injector and the fuel leakage that can result.
     We design and test our own natural gas direct injection fuel injectors. Westport reached high volume scale production capability in a deal with one of the world’s largest diesel injector manufacturers, Delphi, to supply Westport’s proprietary HD fuel injectors. Production is expected to begin in the second half of 2010.
High Pressure Direct Injection
     Engines with HPDI use small diesel pilot sprays and larger gas jets. For high use applications, the diesel is, on average, approximately 5% of the total fuel energy input and is used to start the combustion process just prior to the main injection of natural gas. HPDI injectors are common-rail, diesel-actuated and electronically controlled. They can power engines at diesel-like efficiencies but can cut engine-out NOx emissions by 30-50%, PM emissions by 60-80%, and GHG emissions by 20-30% compared to the equivalent diesel engines. Our HPDI technology has been demonstrated on Cummins, MAN, Detroit Diesel, Volvo, and other heavy-duty engines and could be applied to any modern direct injection diesel engine, given sufficient development.
Hot Surface Ignition
     Hot surface ignition, or, HIS, engines use only gaseous fuels (usually natural gas or hydrogen). There is no diesel pilot spray required. Ignition generally depends on a continuously operating glow plug. HSI injectors are common-rail and directly actuated. Direct actuation allows almost unlimited injection flexibility for multiple injections and unparalleled injection rate control for rate-shaping. Emissions are drastically reduced because of the natural gas, but diesel-cycle diffusion combustion retains the power, torque, and efficiency of the diesel engine.
     We have demonstrated this technology, also called CNG-DI technology, for Isuzu Motor Ltd., or, Isuzu, engines. Testing on Isuzu prototype engines using HSI shows no measurable particulates, up to 20% less greenhouse gas emissions (mainly carbon dioxide) than equivalent diesel engines, and 30% increased fuel efficiency over current natural gas engines of this capacity.
Alternate Fuel Combustion
     Our combustion technology was conceived to manage the challenges unique to burning a directly-injected compressible fuel. For example, we have developed strategies to select injection pressure, injection rate, fuel injection timing and quantity, nozzle geometry and EGR quantity, to best optimize performance and emissions.
     We have also developed “virtual engine” modeling and other analytical tools uniquely capable of designing better methods of burning compressible fuels to power internal combustion engines.
     We have developed methods for improved start-of-combustion controls using accelerometers. The accelerometer-based start of combustion system can be used to control homogeneous charge compression ignition engines or to provide combustion event diagnostic in a wide range of engine applications.
     Cryogenics
     Our cryogenic technologies enable our customers to use liquefied gaseous fuels for mobile applications, where durability is important, space is limited and excess weight is costly. Our designs for compact cryogenic pumps and storage vessels are well suited to high-vibration applications. Our LNG pump is designed to be fitted within a cryogenic vessel to provide rapid-fill fuelling capability, minimize heat leak and external exposure of cryogenic parts.
     We have also developed associated refueling infrastructure components for LNG and CNG, including cryogenic transfer. Although designed for fuel storage and delivery, this technology could be easily adapted for other applications where cryogenic technology is used, such as medical or industrial applications.
     Aftertreatment
     As a natural gas engine and fuel system developer, we have investigated and developed aftertreatment systems for natural gas engine technology. We have worked with oxidation catalysts, three-way catalysts, lean NOx adsorbers, diesel particulate filters, or, DPF, and selective catalytic reduction, or, SCR, systems. Novel systems and methods, applicable to both natural gas and diesel engines, have been developed. For example, we have developed systems and methods for the in-line regeneration of lean NOx absorbers. The systems allow for thermal management of the catalysts, along with advanced sulphur management control methods. These systems have allowed us to demonstrate improved NOx absorber performance. In addition, the sulphur management methods can improve the durability of NOx absorbers.
     Compressors
     We have designed compressors to meet the fuel system’s need to provide high-pressure natural gas to the injectors. This compressor technology is modular and scalable to adapt to varying flow rates, gas pressures and packaging requirements, which often dominate vehicle fuel-system design. In general, the compressor allows storage tanks to be drawn down to a low pressure while maintaining high injection pressure — in the thousands of pounds per square inch — thus extending time between refills while maintaining consistent gas delivery performance.

     Lean Burn Spark-Ignited
     CWI’s lean burn spark-ignited, or, LBSI, gaseous-fuelled engines use Otto-cycle combustion with large amounts of excess air to maintain relatively low combustion temperatures resulting in low NOx output. This architecture relies on robust traditional spark plug technology to ignite a pre-mixed air/fuel charge, which can accommodate most gaseous fuels including natural gas, propane, hydrogen, and blended fuels. CWI’s spark-ignited engine technologies are integrated with a robust diesel engine platform and a class leading control strategy to create a clean-burning alternative fuel engine with excellent performance, reliability, and durability characteristics.
     Stoichiometric Exhaust Gas Recirculation Spark-Ignited
     CWI’s stoichiometric exhaust gas recirculation spark-ignited, or, SESI, technology builds upon the LBSI approach, but uses high rates of cooled EGR in the combustion process in place of large amounts of excess air. The use of cooled EGR allows the creation of oxygen-free exhaust, which then allows for the use of a three way catalyst. SESI technology delivers ultra low emissions, below EPA 2010 levels, with increased thermal efficiency and higher low-speed torque compared with today’s LBSI engines.
     Stoichiometric Multi-Point Injection Spark-Ignited
     Juniper has integrated the robust and cost effective multipoint injection LPG and natural gas fuel system from OMVL onto industrial engines. The complete technology package relies on sequential multi-point manifold injection of the gaseous fuels and uses a stoichiometric closed loop control strategy with an automotive-like three way catalyst to meet strict emissions requirements. Both the LPG and CNG 2.4 litre engines are certified to EPA 2007 Tier II Off-road LSI Engine and CARB 2010 Off-road LSI Regulations.
Intellectual Property
     The goal of our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans and to best enable the successful commercialization of our proprietary products. Our intellectual property strategy is designed to be adaptive to our target markets and the products intended for those markets, to support the commercial launch of new products, and to sustain a long-term competitive edge in the market. We rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.
     We are committed to our strategy of building an intellectual property portfolio that encompasses a variety of intellectual property rights and protects our key intellectual assets. We believe these intellectual property assets will enable us to remain competitive in our industry.
     We use patents as the primary means of protecting our technological advances and innovations, which include proprietary claims to components, materials, operating techniques, and systems. We have a proactive approach to identifying, evaluating and choosing strategic inventions that we seek to protect through the timely filing and diligent management of patent applications. We have a comprehensive invention disclosure program involving written invention memoranda and maintenance and preservation of supporting laboratory records. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect our anticipated major markets. Patents provide us with a potential right to exclude others from incorporating our technical innovations into their products and processes. Where appropriate, we license third party technologies to provide us with the flexibility to adopt preferred technologies.
     As of September 30, 2010, we held approximately 66 issued U.S. patents and one allowed U.S. patent, in addition to corresponding issued patents or pending patent applications in numerous other countries around the world. More than fifty-five of these patents expire after January 1, 2020 if maintained for their full 20-year term. We also have a number of patent applications pending in the United States and under the international Patent Cooperation Treaty, which preserves for at least 30 months our right to file patents in all of the major industrial countries that are of interest to us. These issued and pending patents cover various aspects of our technology.

     We believe we have developed a significant international patent portfolio, which establishes a broad foundation for our ongoing research activities and continues to yield new and patentable developments. We expect to file new patent applications each year as our patent portfolio expands to strengthen our role as a leading developer of gaseous-fuelled engine technology by capturing new developments as they arise. We expect activities relating to assertion and enforcement of our intellectual property rights to increase as the market for our products develops, and we also expect that our growing patent portfolio, especially when coupled with a strong enforcement program, will provide us with a significant advantage over our competitors.
     Portions of our know-how are protected as trade secrets and through contractual agreements with our employees, suppliers, partners and customers. We take measures to carefully protect our intellectual property rights in our collaboration agreements and attempt to capture maximum value from our products and ensure a competitive advantage. We are supporting the ongoing development of our market image and branding strategy by seeking timely registration of our trademarks in strategically chosen jurisdictions.

CERTAIN INCOME TAX CONSIDERATIONS
Certain Canadian Federal Income Tax Considerations
     In the opinion of Bennett Jones LLP, Canadian counsel to Westport, and McCarthy Tétrault LLP, Canadian counsel to the Underwriters, the following summary fairly describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada), or, the Tax Act generally applicable at the date hereof to a purchaser who acquires Common Shares pursuant to the Offering. This summary is applicable only to a purchaser who, at all relevant times, (i) deals with us and the Underwriters at arm’s length, (ii) is not affiliated with them or us, and (iii) holds his, her or its Common Shares as capital property, or a Holder, all within the meaning of the Tax Act. Common Shares will generally be considered to be capital property to a purchaser provided the purchaser does not hold the shares in the course of carrying on a business of trading or dealing in securities and has not acquired those shares in a transaction considered to be an adventure in the nature of trade.
     This summary does not apply to a purchaser (i) that is a specified financial institution, (ii) that is a financial institution for purposes of the mark-to-market rules under the Tax Act, (iii) an interest in which is a tax shelter investment, (iv) that has elected under the Tax Act to determine his, her or its Canadian tax results in a currency other than Canadian currency, or (v) that holds at any relevant time Common Shares acquired upon the exercise of rights to acquire such shares received in respect of, in the course of, or by virtue of employment with Westport or any corporation or mutual fund trust not dealing at arm’s length with Westport, all within the meaning of the Tax Act. Such a holder should consult his, her or its own tax advisors with respect to the purchase of Common Shares pursuant to this Offering. In addition, this summary does not address the deductibility of interest incurred by a Holder who has borrowed money to acquire Common Shares pursuant to this Offering.
     This summary is based on the current provisions of the Tax Act and the regulations thereunder, or, the Regulations, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or, the U.S. Treaty, all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, referred to as the Proposed Amendments, and counsels’ understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed and does not take into account or anticipate any other changes in law or administrative policy, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or non-Canadian tax legislation or considerations, which may differ significantly from the tax considerations discussed in this summary. No assurance can be given that the Proposed Amendments will be enacted in the form proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed in this summary.
     This summary is of a general nature and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. The tax consequences of acquiring, holding and disposing of Common Shares will vary according to the status of the purchaser, the jurisdiction in which the purchaser resides or carries on business, and the purchaser’s own particular circumstances. This summary is not intended to constitute legal or tax advice to any particular purchaser. Prospective purchasers should obtain independent advice from their own tax advisors regarding the tax considerations applicable to investing in Common Shares based on their own particular circumstances.
     For the purposes of the Tax Act, all amounts relating to the acquisition, holding and disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars using the Bank of Canada noon rate on the day on which the amount first arose or such other rate of exchange as is acceptable to the Minister of National Revenue.
     Taxation of Resident Holders
     This portion of the summary is applicable to Holders who, at all relevant times, are resident in Canada within the meaning of the Tax Act, or Resident Holders.
     Certain Resident Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have the Common Shares and every other Canadian security (as defined in the Tax Act) owned by them in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders contemplating such an election should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and advisable in their particular circumstances.
     In the case of a Resident Holder who is an individual (other than certain trusts), any dividends received or deemed to be received on the Common Shares will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit normally applicable to taxable dividends paid by taxable Canadian corporations. Provided that appropriate designations are made by us at the time a dividend is paid, such dividend will be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder will be entitled to an enhanced gross up and dividend tax credit in respect of such dividend. There may be limitations on our ability to designate dividends as eligible dividends. Taxable dividends received by an individual (including certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.
     In the case of a Resident Holder that is a corporation, any dividends received or deemed to be received on the Common Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income to the extent and in the circumstances provided in the Tax Act. A Resident Holder that is a private corporation as defined in the Tax Act or a corporation that is controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals may be liable to pay a refundable tax of 33 1/3% of the dividends received on the Common Shares to the extent that such dividends are deductible in computing the corporation’s taxable income.
     A Resident Holder who disposes of, or is deemed to have disposed of, a Common Share (other than, in certain cases, a disposition or deemed disposition to us) will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are exceeded by) the adjusted cost base of the Common Share and any reasonable costs of disposition. In computing the adjusted cost base of a Common Share the acquisition cost of all Common Shares held as capital property must be averaged.
     Generally, one-half of any capital gain, or a taxable capital gain realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year and one-half of any capital loss, or an allowable capital loss realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains for that year may be carried back three years or forward indefinitely, in the circumstances and to the extent provided by the Tax Act. The amount of any capital loss realized by a Resident Holder that is a corporation on a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received or deemed to be received thereon, to the extent and under the circumstances prescribed in the Tax Act. Analogous rules apply where a Resident Holder that is a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.
     A Resident Holder that throughout a relevant taxation year is a Canadian-controlled private corporation, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax.
     Taxation of Non-Resident Holders
     This portion of the summary is applicable to Holders who, at all relevant times, are not resident in Canada within the meaning of the Tax Act and who do not use or hold, and are not deemed to use or hold, the Common Shares in connection with carrying on business in Canada, or Non-Resident Holders. Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere.
     Amounts paid or credited to a Non-Resident Holder as dividends or deemed dividends on the Common Shares are subject to withholding tax at a rate of 25%, subject to reduction of such rate under an applicable tax treaty. The rate of withholding tax on dividends is generally reduced to 15% under the U.S. Treaty if the beneficial owner of the dividends is resident in the United States for purposes of the U.S. Treaty, provided that such owner is entitled to such reduction pursuant to the limitation on benefits article of the U.S. Treaty.
     A Non-Resident Holder will generally not be subject to tax on a capital gain realized on the disposition of a Common Share unless, at the time of disposition, the Common Share constitutes taxable Canadian property to the Holder. A Common Share that is listed on a designated stock exchange (which includes the TSX) at the time it is disposed of, will generally not constitute taxable Canadian property to a Non-Resident Holder unless, at the time it is disposed of or at any time in the prior 60 months (i) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of Canadian real property, Canadian resource property, Canadian timber resource property or an option or interest in respect of such property and (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of our capital stock or the Common Share is otherwise deemed to be taxable Canadian property.
     If a Common Share constitutes, or is deemed to constitute, taxable Canadian property, a Non-Resident Holder who disposes of a Common Share will generally be subject to the same tax consequences as a Resident Holder who disposes of Common Shares. However, no tax under the Tax Act may be payable on a capital gain realized on the disposition of such shares if the Non-Resident Holder is entitled to the benefit of the relieving provisions of a tax treaty between Canada and the Non-Resident Holder’s country of residence. Under the U.S. Treaty, subject to the limitation on benefits article described above, a disposition of Common Shares by a U.S. resident (other than certain former residents of Canada who owned such shares at the time they ceased to be resident in Canada) will generally not be subject to Canadian capital gains tax provided that, at the time of disposition, the value of such shares is not derived principally from real property situated in Canada, within the meaning of the U.S. Treaty.
Certain U.S. Federal Income Tax Considerations
     The following is a summary of certain anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to the Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. This summary applies only to U.S. Holders that hold Common Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or, the Code. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.
     No ruling from the U.S. Internal Revenue Service, or, the IRS, has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, or disposition of the Common Shares. Because the authorities on which this summary is based are subject to various interpretations, the IRS could successfully challenge one or more of the positions take in this summary.
     Scope of this Summary
          Authorities
     This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the U.S. Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.
          U.S. Holders
     For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.
          Non-U.S. Holders
     For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is neither a U.S. Holder nor an entity or arrangement that is classified as a partnership, (or “pass-through” entity) for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.
          U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
     This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. expatriates or former long-term residents of the United States; and (j) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more, by voting power or value, of the outstanding shares of the Corporation. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.
     If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-

through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
          Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed
     This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.
U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares
          Distributions on Common Shares
               General Taxation of Distributions
     Subject to the discussion below under “– Passive Foreign Investment Company,” a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution generally will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares (therefore reducing the U.S. Holder’s tax basis in the Common Shares) and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below). The U.S. federal income tax consequences described above apply whether or not such distributions are treated as a return of capital for non-tax purposes. The Corporation, however, may not calculate earnings and profits in accordance with U.S. tax principles. In that case, the full amount of any distribution by the Corporation to U.S. Holders generally will be treated as a dividend for U.S. federal income tax purposes. The amount of any distribution other than cash will be the fair market value of such property on the date of the distribution by the Corporation. U.S. Holders of the Common Shares that are corporations generally will not be entitled to claim a “dividends received deduction” with respect to Dividends paid on the Common Shares.
               Reduced Tax Rates for Certain Dividends
     For taxable years beginning before January 1, 2011, a dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Corporation is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.” The Corporation generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code, or, a QFC if (a) the Corporation is eligible for the benefits of the U.S. Treaty, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Corporation satisfies one or more of such requirements, the Corporation will not be treated as a QFC if the Corporation is a “passive foreign investment corporation” or PFIC (as defined below) for the taxable year during which the Corporation pays a dividend or for the preceding taxable year.
     If the Corporation is not a QFC, a dividend paid by the Corporation to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

               Distributions Paid in Foreign Currency
     The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of actual or constructive receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize U.S. source ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).
          Disposition of Common Shares
     Subject to the discussion below under “– Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).
     Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
     In certain circumstances, amounts received by a U.S. Holder upon the redemption of Common Shares may be treated as a distribution with respect to Common Shares, rather than as a payment in exchange for Common Shares that results in the recognition of capital gain or loss, as described above. In these circumstances, the redemption payment would be included in gross income as a dividend to the extent that such payment is made out of the Corporation’s “earnings and profits” (for a discussion regarding the U.S. federal income tax treatment of distributions with respect to Common Shares, see “Distributions on Common Shares” above). The determination of whether a redemption of Common Shares will be treated as a distribution with respect to Common Shares rather than as a payment in exchange for Common Shares, will depend on whether and to what extent the redemption reduces the U.S. Holder’s percentage ownership in the Corporation. The rules applicable to redemptions are complex, and each U.S. Holder should consult its own financial advisor, legal counsel or accountant to determine whether in the U.S. Holder’s own particular case a redemption of Common Shares will be treated as a distribution with respect to Common Shares or as a payment in exchange for the Common Shares.
          Foreign Tax Credit
     A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
     Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Corporation generally will constitute “foreign source” income and generally will be categorized as “passive category income.” The foreign tax credit rules are extremely complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

          Passive Foreign Investment Company
     If the Corporation is a PFIC in any taxable year during which a U.S. Holder owns Common Shares, special, and generally unfavorable, rules will be applicable to such U.S. Holder, some of which could impact the consequences described above. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Based in part on current operations and financial projections, the Corporation does not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether or not the Corporation is a PFIC is made on an annual basis and is based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether the Corporation will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its PFIC status or that the Corporation will not be a PFIC for any taxable year. If the Corporation were a PFIC in any year during which a U.S. Holder owns Common Shares, such U.S. Holder generally would be subject to additional taxes on any “excess distributions” (generally distributions during a taxable year exceeding 125% of the average amount received during the three preceding taxable years or, if shorter, the taxpayer’s holding period) and on any gain realized from the sale or other disposition of Common Shares (regardless of whether the Corporation continued to be a PFIC). In addition, distributions on the Common Shares would not be eligible for the preferential tax rate applicable to distributions from QFCs received by certain individuals, estates and trusts. The PFIC rules are extremely complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules.
          Information Reporting; Backup Withholding Tax
     Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax, or (e) otherwise fails to comply with, or establish an exemption from, applicable backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.
          New Legislation
     Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of the Common Shares for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, the recently enacted Hiring Incentives to Restore Employment Act requires certain U.S. Holders who are individuals to report information relating to an interest in the Common Shares, subject to certain exceptions (including an exception for the Common Shares held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of the Common Shares.

UNDERWRITING
     Under the terms and subject to the conditions in an underwriting agreement dated the date of the final prospectus supplement in connection with the Offering, the Underwriters named below, for whom Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares
Morgan Stanley & Co. Incorporated	•
J.P. Morgan Securities LLC	•
Lazard Capital Markets LLC	•
Craig-Hallum Capital Group LLC	•
Northland Capital Markets	•

Total	5,500,000

     The Underwriters and the representatives are collectively referred to as the “Underwriters” and the “representatives”, respectively. The Underwriters are offering the Common Shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the Underwriters under the agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are obligated to take and pay for all of the Common Shares offered by this prospectus supplement if any such shares are taken. However, the Underwriters are not required to take or pay for the shares covered by the Underwriters’ over-allotment option described below.
     The Offering is being made concurrently in the United States and Canada pursuant to the multi-jurisdictional disclosure system adopted by those countries. The Common Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective United States or Canadian broker-dealer affiliates or agents, as applicable. No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available. Subject to applicable law, the Underwriters may offer the Common Shares outside of the United States and Canada.
     The Offering price will be determined by negotiation between us and the representatives on behalf of the Underwriters. The Offering price of the Common Shares for investors in the United States will be payable in U.S. dollars and the Offering price of the Common Shares for investors in Canada will be payable in Canadian dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to us by the Underwriters in U.S. dollars based on the U.S. dollar Offering price.
     The Underwriters initially propose to offer part of the Common Shares directly to the public at the Offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of U.S.$• per share under the public Offering price. After the initial Offering of the Common Shares, the Offering price and other selling terms may from time to time be varied by the representatives.
     We have granted to the Underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 825,000 additional Common Shares at the public Offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the Offering of the Common Shares offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Common Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Common Shares listed next to the names of all Underwriters in the preceding table.

     For purposes of the Offering in Canada, if all of the Common Shares have not been sold after the Canadian affiliates of the Underwriters have made a reasonable effort to sell the Common Shares at the initial Offering price disclosed in this prospectus supplement, then such affiliates may from time to time decrease or change the Offering price and the other selling terms provided that the price for the Common Shares shall not exceed the initial Offering price and further provided that the compensation that is realized by such affiliates will be decreased by the amount that the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by such affiliates to us.
     The following table shows the per share and total public Offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Underwriters’ option to purchase up to an additional 825,000 Common Shares.

Total Offering
	Per	No	Full
	Share	Exercise	Exercise
Public Offering price (U.S.$)	•	•	•
Underwriting discounts and commissions (U.S.$)	•	•	•
Proceeds, before expenses, to us (U.S.$)	•	•	•
     The estimated Offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately U.S.$500,000.
     The Underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of Common Shares offered by them.
     Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPT” and on the NASDAQ under the trading symbol “WPRT”. We have applied to the TSX for the additional listing of the Common Shares offered by this prospectus supplement. Listing on the TSX will be subject to our fulfillment of all of the listing requirements of the TSX. The Common Shares offered by this prospectus supplement will be listed on NASDAQ.
     Subject to specified exceptions, we and all of our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC on behalf of the Underwriters, we and they will not, during the period ending 90 days after the date of this prospectus supplement:
•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares;
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares; or
•	file any registration statement with the SEC relating to the Offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, whether any such transaction described above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.

     The 90-day restricted period described in the preceding paragraph will be extended if:
•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or
•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
     Until the distribution of the Common Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the representatives may engage in transactions that stabilize the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price so long as stabilizing transactions do not exceed a specified maximum.
     Pursuant to rules of the Ontario Securities Commission and the Universal Market Integrity Rules for Canadian Marketplaces, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares except in accordance with certain permitted transactions, including market stabilization and passive market making activities. In connection with the sale of our Common Shares, the Underwriters may sell more shares than they are required to purchase in this Offering or effect transactions which stabilize or maintain the market price of the shares of our Common Shares at levels other than those which otherwise might prevail on the open market.
     In connection with this Offering, in order to facilitate the Offering of the Common Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the Underwriters under the over-allotment option. The Underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The Underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in this Offering. As an additional means of facilitating this Offering, the Underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of the Common Shares. These activities may raise or maintain the market price of the Common Shares above independent market levels or prevent or retard a decline in the market price of the Common Shares. The Underwriters are not required to engage in these activities and may end any of these activities at any time.
     We and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the United States Securities Act of 1933 and applicable Canadian securities legislation, or to contribute to payments that the Underwriters may be required to make in respect of those liabilities.
     A prospectus in electronic format may be made available on websites maintained by one or more Underwriters, or selling group members, if any, participating in this Offering. The representatives may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to Underwriters that may make Internet distributions on the same basis as other allocations.

Affiliations
     The Underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the Underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the Underwriters and their affiliates may at any time hold long or short positions in such securities or loans.
     Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.
     Northland Capital Markets is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member FINRA/SPIC.
Selling Restrictions
     European Economic Area
     In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date it has not made and will not make an offer of Common Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any Common Shares may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
(a)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
(c)	by the Underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or
(d)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
     For the purposes of the above, the expression an “offer of Common Shares to the public” in relation to any Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
     This European Economic Area selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

     United Kingdom
     Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the Common Shares in circumstances in which Section 21(1) of such Act does not apply to the issuer and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any Common Shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS
     Certain legal matters relating to the Offering and to the Common Shares to be distributed pursuant to this Prospectus Supplement will be reviewed on our behalf by Bennett Jones LLP and Kirkland & Ellis LLP and on behalf of the Underwriters by McCarthy Tétrault LLP and Jones Day.
     As at the date hereof, the partners and associates of Bennett Jones LLP and McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares. W. Chipman Johnston, our corporate secretary, is a partner of Bennett Jones LLP.
AUDITORS, TRANSFER AGENT AND REGISTRAR
     Our auditors are KPMG LLP, Chartered Accountants, 900 – 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3. Our financial statements as at March 31, 2010 and 2009 incorporated by reference into the Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated May 27, 2010 which is also incorporated by reference therein, and are incorporated in the Prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. KPMG LLP are independent of us pursuant to the rules of professional conduct applicable to auditors in all provinces of Canada and independent within the meaning of the U.S. Exchange Act, as amended.
     The consolidated financial statements of OMVL, or, the OMVL Financials, which are included in our business acquisition report dated September 14, 2010 relating to our acquisition of OMVL were audited by Reconta Ernst & Young S.p.A., as indicated in their report dated September 9, 2010. Reconta Ernst & Young S.p.A. conducted their audit of the OMVL Financials in accordance with auditing standards generally accepted in the United States and complied with Rule 101 of the AICPA’s Code of Professional Conduct, and its interpretations and rulings on auditor independence.
     The transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in the cities of Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     In addition to the documents specified in the Prospectus under “Documents Filed as Part of the Registration Statement”, the documents referred to under “Documents Incorporated by Reference” in this Prospectus Supplement and the Underwriting Agreement have been or will be filed with the SEC as part of the registration statement to which this Prospectus Supplement and the Prospectus relate. Additionally, we hereby incorporate by reference into our Registration Statement on Form F-10 (333-160709) our Foreign Report on Form 6-K dated November 3, 2010, as filed with the SEC on November 4, 2010, relating to our unaudited consolidated financial statements as at September 30, 2010, together with the notes thereto and our management’s discussion and analysis of financial condition and results of operations dated November 1, 2010, for the three and six months ended September 30, 2010 and 2009.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Director, Investor Relations of Westport Innovations Inc. at 101 — 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-8321 and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.
Short Form Prospectus

New Issue	July 28, 2009
Cdn. $200,000,000
Common Shares
Preferred Shares
Subscription Receipts
Warrants
Debt Securities
Units

     We may from time to time during the 25-month period that this prospectus (the “Prospectus”), including any amendments, remains valid, sell under this Prospectus up to Cdn. $200,000,000 (or the equivalent in other currencies or currency units) aggregate initial offering price of our common shares (“Common Shares”), preferred shares (“Preferred Shares”), subscription receipts (“Subscription Receipts”), warrants to purchase Common Shares (“Warrants”), senior or subordinated unsecured debt securities (“Debt Securities”), and/or units comprised of one or more of the other securities described in this Prospectus in any combination, (“Units” and, together with the Common Shares, Preferred Shares, Subscription Receipts, Debt Securities and Warrants, the “Securities”). We may offer Securities in such amount and, in the case of the Preferred Shares, Subscription Receipts, Debt Securities, Warrants and Units, with such terms, as we may determine in light of market conditions. We may sell the Preferred Shares, Subscription Receipts, Debt Securities and Warrants in one or more series.
     There are certain risk factors that should be carefully reviewed by prospective purchasers. See “Risk Factors”.
     We are permitted, as a Canadian issuer, under a multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies. In accordance with Item 18 of Form 20-F, information regarding the impact upon the Corporation’s audited consolidated financial statements of significant differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles is contained in Note 24 to the Corporation’s audited consolidated financial statements as at March 31, 2009 and 2008 and for each of the years in the three-year period ended March 31, 2009, which are incorporated herein by reference.
     You should be aware that the acquisition of the Securities may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussion contained in the applicable

Prospectus Supplement with respect to a particular offering of securities. See “Certain Income Tax Considerations”.
     Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Alberta, Canada, the majority of our officers and directors and some of the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets and the assets of such persons are located outside the United States.
     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (the “SEC”) NOR THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
     The specific variable terms of any offering of Securities will be set forth in a supplement to this Prospectus relating to such Securities (each, a “Prospectus Supplement”) including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the issue price and any other specific terms; (ii) in the case of Preferred Shares, the number of Preferred Shares being offered, the designation of the series, the offering price, dividend rate, if any, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the currency (which may be Canadian dollars or any other currency), the issue price, the terms and procedures for the exchange of the Subscription Receipts and any other specific terms; (iv) in the case of Warrants, the designation, the number of Warrants offered, the currency (which may be Canadian dollars or any other currency), number of the Common Shares that may be acquired upon exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedures and any other specific terms; (v) in the case of Debt Securities, the designation, aggregate principal amount and authorized denominations of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency (which may be Canadian dollars or any other currency), the issue price (at par, at a discount or at a premium), the issue and delivery date, the maturity date (including any provisions for the extension of a maturity date), the interest rate (either fixed or floating and, if floating, the method of determination thereof), the interest payment date(s), the provisions (if any) for subordination of the Debt Securities to other indebtedness, any redemption provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities and any other specific terms; and (vi) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), terms of the Units and of the securities comprising the Units and any other specific terms.
     All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
     Our outstanding securities are listed for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “WPT” and on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “WPRT”. Unless otherwise specified in any applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, and Units will not be listed on any securities exchange. There is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units may be sold and purchasers may not be able to resell the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.
     We may sell the Securities to or through underwriters, dealers, placement agents or other intermediaries or directly to purchasers or through agents. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the initial public offering price, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters

ii

with respect to Securities sold to or through underwriters, if any, will be named in the related Prospectus Supplement.
     You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.
     Our head office is located at 101 — 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, and our registered office is located at 4500 — 855 2nd Street S.W., Calgary, Alberta T2P 4K7.

iii

DEFINITIONS AND OTHER MATTERS
     In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Westport” or the “Corporation” are to Westport Innovations Inc. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using Canadian generally accepted accounting principles.
     We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our financial statements incorporated by reference in this Prospectus and any Prospectus Supplement and in the documents incorporated by reference in this Prospectus and in any applicable Prospectus Supplement may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 24 of our audited consolidated financial statements for the years ended March 31, 2009 and 2008 and for each of the years in the three-year period ended March 31, 2009 for a discussion of the principal measurement differences between our financial results determined under Canadian GAAP and under U.S. GAAP and for disclosure differences. See “Documents Incorporated by Reference”.
SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements contained in this Prospectus and any Prospectus Supplement, and in certain documents incorporated by reference in this Prospectus, may constitute “forward-looking statements”. When used in such documents, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus and the documents incorporated by reference in this Prospectus contains forward-looking statements pertaining to the following:
•	the future demand for Cummins Westport Inc. (“CWI”) and Westport products;

•	the penetration of our existing markets and expansion of those markets;

•	our ability to successfully launch our high-pressure direct-injection technology commercially;

•	our ability to exploit and protect our intellectual property;

•	our capital expenditure programs;

•	the future desirability and use of natural gas as an alternative fuel;

•	commodity prices and the fuel price differential between natural gas and diesel;

•	ongoing relationships between us and our business partners;

•	our ability to continue to compete with our competitors and their technologies;

•	the capital and operating costs of vehicles using our technologies relative to alternative technologies;

•	continuing growth in the transportation sector and in the natural gas engine market;

•	profit margins and production costs of engines incorporating our technologies;

•	the further development of infrastructure supporting the application of natural gas as an alternative fuel;

•	increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets;

•	increasingly stringent environmental regulation in the future;

•	ongoing availability of government incentives and mandates for our technology;

•	our ability to attract and retain personnel;

•	demand for engines incorporating our technologies by the Ports of Los Angeles and Long Beach, California (the “San Pedro Bay Ports” or the “Ports”);

•	production methods for our liquefied natural gas (“LNG”) system;

•	increasing commercialization of our technologies;

•	expansion of our product offerings;

•	our adoption, timing and ability to meet certain accounting and regulatory standards;

•	the ability of our products to adapt to the use of biogas and manufactured fuels, including hydrogen, as fuels;

•	our estimates and assumptions used in our accounting policies, and accruals, including warranty accruals, and financial condition;

•	our use of the net proceeds of any offering made under a Prospectus Supplement; and

•	our compliance with environmental regulations.
     Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus, any Prospectus Supplement and in the documents incorporated by reference into this Prospectus and other unforeseen risks, including, without limitation:

•	market acceptance of our products;

•	product development delays;

•	delays in contractual commitments;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	future levels of government funding and incentives;

•	competition from other technologies;

•	the ability to provide the capital required for research, product development, operations and marketing; and

•	those risks discussed in this Prospectus under the heading “Risk Factors”.
     You should not rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus, except as otherwise required by law.
DOCUMENTS INCORPORATED BY REFERENCE
     Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Director, Investor Relations at 101-1750 West 75th Avenue, Vancouver, British Columbia, V6P 6G2, telephone (604) 718-8321. Copies of documents incorporated by reference may also be obtained by accessing the web site located at www.sedar.com.
     We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in this Prospectus:
•	our annual information form dated June 1, 2009, for the year ended March 31, 2009 (the “AIF”);

•	our management proxy circular dated June 3, 2009 relating to the annual and special meeting of shareholders held on July 16, 2009;

•	our audited consolidated financial statements, together with the notes thereto, as at March 31, 2009 and 2008 and for the years ended March 31, 2009, 2008 and 2007 and the auditors’ report thereon addressed to our shareholders; and

•	our management’s discussion and analysis of financial condition and results of operations dated May 19, 2009, for the year ended March 31, 2009.
     Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative unaudited interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus.
     To the extent that any document or information incorporated by reference into this Prospectus is included in a report filed by us with the SEC pursuant to section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) after the date of this Prospectus such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report.
     Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.
     Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, all unaudited interim financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of holders of Common Shares being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, the information circular for the preceding annual meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.
     One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
     We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the MJDS adopted by Canada and the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.
Investors may read any document that we have filed with the SEC and may also obtain copies of those documents by paying a fee at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents we have filed with the SEC at the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces. These filings are electronically available from SEDAR (www.sedar.com).
ENFORCEABILITY OF CIVIL LIABILITIES
     We are a corporation existing under the Business Corporations Act (Alberta). The majority of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States.
     We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws or the securities laws of any state of the United States.
     We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
     We filed with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.
WESTPORT INNOVATIONS INC.
     Our governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 101 — 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500 Bankers Hall East, 855 — 2nd Street S.W., Calgary, Alberta T2P 4K7.
     We have one material subsidiary, Westport Power Inc. (“WPI”), which is 100% wholly-owned and incorporated pursuant to the Business Corporations Act (British Columbia). In addition, we own 100% of the voting securities of Westport Fuel Systems Inc., a Delaware corporation; 100% of the voting securities of Westport Innovations (Australia) Pty. Ltd., a Victoria, Australia corporation; and 100% of the voting securities of Westport Innovations (Hong Kong) Limited, a Hong Kong, China corporation. We, through WPI, hold 50% of the voting securities of CWI, a Delaware corporation; 50% of the voting securities of BTIC Westport Inc. (“BWI”), a Chinese corporation and 49% of the voting securities of Juniper Engines Inc. (“Juniper”), a British Columbia corporation. As at March 31, 2009, we owned 184,311 shares of common stock of Clean Energy Fuels Corp. (a publicly-listed Delaware corporation based in Seal Beach, California) with a market value of approximately U.S.$1.1 million based on the NASDAQ closing price of US$6.09 per share on March 31, 2009.

OUR BUSINESS
     We are engaged in the research, development and marketing of high performance, low-emission engine and fuel injection systems that utilize alternative gaseous fuels such as natural gas, propane or hydrogen. We develop technology and products that enable light, medium and heavy-duty diesel engines to run primarily on compressed natural gas (“CNG”) or LNG, giving users a cleaner, more plentiful and generally less expensive alternative fuel when compared to diesel. Over the longer term, if alternative renewable energy sources such as biogas or manufactured fuels, including hydrogen, emerge as cost-competitive options, we expect our gaseous-fuelled engine technologies, system and experience will position us to exploit new low-carbon fuels as they emerge. We work with strategic partners, which include some of the leading diesel engine and truck original equipment manufacturers (“OEMs”), to develop, manufacture and distribute our engines, and we sell to a diverse group of leading truck and bus OEMs around the world. Our products are designed to offer environmental and economic benefits with strong operational performance. Over 20,000 natural gas and propane engines have been sold to date, operating in over 20 countries. We have four strategic pillars: CWI, which is focused on natural gas engine applications for urban fleets ranging from 5.9L to 8.9L; Westport Heavy Duty, which is focused on LNG systems for heavy-duty trucks; Juniper, which is focused on 2.0L and 2.4L industrial engines; and Weichai Westport, which is focused on developing heavy-duty engines in China. Outside its four individual pillars, our corporate development efforts focus on the creation of new alliances and joint ventures, market development projects, and monetization of our significant patent portfolio.
     CWI is a 50:50 joint venture with Cummins Inc. (“Cummins”), one of the world’s largest manufacturers of diesel engines. CWI develops and produces 5.9 to 8.9-litre engines utilizing gaseous fuels. CWI’s engines are offered globally by more than 50 OEMs of transit and shuttle buses, conventional trucks and tractors, refuse collection trucks, as well as specialty vehicles such as short haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. CWI’s goal is to offer a superior combination of performance, emissions characteristics and life-cycle cost savings when compared with engines that operate on diesel fuel, gasoline or other alternatives. In 2007, CWI launched its newest engine, the ISL G, which was the first engine to meet U.S. Environmental Protection Agency (“EPA”) 2010 emission requirements. The revenue generated by CWI, as a percentage of consolidated revenue, for the fiscal years ended 2008 and 2009 is 94% and 90%, respectively.
     Outside of CWI, Westport is engaged in the development, design and marketing of natural gas enabling technology for the heavy-duty diesel engine and truck market. In 2007, we launched a direct injection LNG system for heavy-duty trucks offering class-leading emissions performance while maintaining diesel-equivalent horsepower, torque, and fuel efficiency. Our LNG systems for heavy-duty trucks are sold through Westport Power Inc. We have a technology partnership with Cummins that enables us to develop natural gas enabling technology for Cummins heavy-duty truck engines. Our LNG system solution, available to customers since early 2007, leverages the Cummins ISX 15-litre diesel engine equipped with (i) our proprietary natural gas fuel injectors known as High-Pressure Direct-Injection (“HPDI”) technology; (ii) our proprietary fuel pumps provided by Cryostar SAS (“Cryostar”), a division of The Linde Group; (iii) proprietary control units; and (iv) onboard LNG storage tanks designed and patented by us and manufactured by BWI, our 50:50 joint venture with Beijing Tianhai Industry Co. Ltd. (“BTIC”), a Sino-Korean company located in Beijing, China. We also work with Clean Energy Fuels Corp., North America’s largest natural gas refuelling company, and other fuel suppliers around the world to provide access points for LNG and CNG refuelling stations.
     On October 26, 2007, we announced the formation of Juniper, a 49:51 equity joint venture, with OMVL SpA (“OMVL”), an Italian company that designs, manufactures and markets complete fuelling systems for new vehicles and for the aftermarket conversion of engines from gasoline (petrol) to CNG and liquefied petroleum gas (“LPG”). Westport invested approximately $1.5 million in Juniper on April 1, 2008, giving Westport the right to 49% of Juniper’s future profits and losses. The joint venture designs, produces and intends to sell alternative fuel engines in the sub-5 litre class for global applications.
     Juniper’s engines, initially targeting the OEM forklift market and fuelled with LPG, will be fully integrated, high performance, low-emission solutions. The first Juniper products are based on the Hyundai Motor Company’s 2.0 litre and 2.4 litre industrial engine platforms, and OMVL’s LPG multipoint injection technology. Juniper will be the manufacturer of record and the products are designed to meet EPA and California Air Resources Board (“CARB”) standards for 2010.

     In July 2008, Westport signed a 30-year joint venture agreement with Weichai Power Co., Ltd. and Hong Kong Peterson (CNG) Equipment Limited, creating a new entity, Weichai Westport Inc. The joint venture company will research, develop, design, manufacture, market, distribute, and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy duty trucks, power generation and shipping applications. In China, the demand for cleaner fuel with economic advantages over traditional fuels, such as natural gas, is increasing, with an estimated 185,000 natural gas vehicles already in China and a growing infrastructure to support them. As at July 27, 2009, the joint venture agreement has not yet received Chinese government approval.
     Through CWI, we are able to leverage Cummins’ extensive manufacturing capabilities, sales and marketing efforts, distribution networks, and aftermarket service and support to sell into mid-range engine markets while incurring manageable overhead costs and minimizing working capital requirements for us. We intend to use a similar scalable model working with PACCAR and other partners to launch our LNG systems for heavy-duty trucks.
     While focusing firm-wide resources on developing our products and strategic relationships, we have accumulated a significant portfolio of patents, which we believe creates barriers to entry for competing technologies. Additionally, we expect to selectively monetize our patent assets through licensing agreements. We have already been successful in achieving licensing revenue for our proprietary pump technology. We will continue to rely on a combination of patents, trade secrets, trademarks, copyrights, and contracts to protect our proprietary technology and position in the marketplace.
RISK FACTORS
     A prospective purchaser of Securities should carefully consider the list of risk factors set forth below as well as the other information contained in and incorporated by reference in this Prospectus before purchasing our Securities. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.
Risks Related to Our Business
We have incurred and continue to incur losses.
     We have incurred substantial losses since our inception in 1996, and continue to incur losses and experience negative cash flows. We cannot predict if or when we will operate profitably or generate positive cash flows or if we will be able to implement our business strategy successfully. Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing and general administrative activities. As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows and we may need to raise additional capital.
We may be unable to raise additional capital.
     Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, research and development projects, sales, marketing and product development activities and other business opportunities. We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors. In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives. There can, however, be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.
A sustained economic recession could negatively impact our business
     In the fall of 2008, we saw significant deterioration in the credit and equity markets, falling energy prices, volatile currency markets, and weakness in the worldwide economy. Some of our major OEM partners have closed plants, consolidated product lines and / or have downsized. Many have also implemented tighter credit procedures. Some of the wider economic issues may negatively affect the natural gas vehicle market. If the current economy results in a sustained and far reaching recession or access to credit markets remains restrictive, demand for our products may decline as partners and potential customers defer replacing older vehicles or expanding their fleets. Our bad debt expense may increase and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products.
Potential fluctuations in our financial results make financial forecasting difficult
     We expect our revenues and results of operation to continue to vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, the continuance and timing of government funding of our research and development programs is difficult to predict, and may cause quarter to quarter variations in financial results. In addition, due to our early stage of commercialization on some products, we cannot accurately predict our future revenues or results of operations or the timing of government funding on our current research and development programs. We are also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful. It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of our common shares might be materially and adversely affected.
A market for engines with our fuel systems may never develop or may take longer to develop than we anticipate.
     Although we have seen strong growth in CWI revenues and interest from the San Pedro Bay Ports, municipalities and private fleets, engines with our fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the ability to successfully build the refuelling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.
     If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.
Certain of our products may not achieve widespread adoption.
     Our direct injection technology has been demonstrated in heavy-duty trucks, light-duty vehicles and high horsepower applications. However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets. There can be no assurance that engines using our direct injection technology will perform as well as we expect, or that prototypes and commercial systems will be developed and sold in commercially viable numbers.
     Our HPDI LNG fuel injection systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not yet been confirmed. If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, operators of commercial vehicle fleets and power generators will be unlikely to buy products containing our fuel systems.
We are dependent on the Ports’ Clean Air Action Plan to support and fund sales to the Ports.
     In November 2006, the San Pedro Bay Ports approved a comprehensive five-year Clean Air Action Plan to reduce the air emissions and health risks associated with the Ports’ activities. The plan includes the intention to make significant emissions reduction-related improvements and encourages the use of alternative fuel engines, which we believe will facilitate the conversion of older heavy-duty trucks, used to move containers from the Ports to customer locations outside the Ports, to clean trucks including natural gas by 2011. While engines from Westport and CWI were recently selected by the Ports as the two natural gas engine options for compliant Port trucks, there are no guarantees that the Ports will carry out or be able to implement and fund their Clean Air Action Plan as stated. If the Clean Air Action Plan is not implemented or funded as stated, our sales, revenues and profitability may be materially affected.
We currently benefit from government incentives to facilitate demand for our products and fund our research and development programs and these incentives may not be renewed or may be redirected.
     While some of our customers and potential customers have made successful applications for government incentives to assist them in converting their vehicles to natural gas engines, there is no guarantee that such incentives will continue to be available. Today our LNG systems customers and potential customers in the United States may have access to local, state and federal incentives through programs and initiatives such as the federal Highway and Energy Bills, which provide fuel and tax credits, and to state grants such as the CARB Carl Moyer Memorial Air Quality Standards Attainment Program and the South Coast Air Quality Management District. If these and other similar incentive programs are discontinued or are no longer available to our customers and potential customers, it may have a detrimental effect on our sales.
     In addition, from time to time we enter into agreements with government agencies to fund our research and development programs. There can be no assurance that we will continue to receive funding from government agencies at the same levels we have received in the past or at all. Funding agreements with government agencies are also subject to audit, which could result in certain funding being denied or monies received from such agencies having to be repaid.
Fuel price differentials are hard to predict and may be less favourable in future.
     The acceptance of natural gas-fuelled engines by customers depends in part on the price differential between natural gas and diesel fuel. Natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, pipeline transportation capacity for natural gas, refining capacity for crude oil and government excise and fuel tax policies. There can be no assurance that natural gas will remain less expensive than diesel fuel. The differential has been reduced during fiscal 2009 with the significant declines in the price of diesel in the third quarter. This may impact upon potential customers’ decisions to adopt natural gas as an energy solution in the short term.
Our growth is dependent on natural gas refuelling infrastructure that may not take place.
     For motor vehicles, natural gas must be carried on board in liquefied or compressed form and there are few public or private refuelling stations available in most jurisdictions. There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel, or that companies will develop refuelling stations to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.
Changes in environmental and regulatory policies could hurt the market for our products.
     We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the United States. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.
We currently face, and will continue to face, significant competition.
     Our products face, and will continue to face, significant competition, including from incumbent technologies. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies.
     Competition for our products may come from current engine technologies, improvements to current engine technologies and new alternative engine technologies, including other fuel systems. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.
We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
     Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects, and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and in some cases it is difficult to define with precision where one property begins and another ends. In any case, there can be no assurance that:
•	any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example through invalidation, circumvention, challenge, being rendered unenforceable or by license to others;

•	we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

•	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

•	our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

•	any of our trade secrets will not be learned independently by our competitors; or

•	the steps we take to protect our intellectual property will be adequate.
In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.
     We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.
     Certain intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture, shipment of products or our use of processes requiring such intellectual property.
We could become engaged in intellectual property litigation or disputes that may negatively affect our business.
     From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any of these claims, as our business grows parties may attempt to take advantage of that growth and assert similar claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options from formal legal action to obtain declaratory judgments of non-infringement to the initiation of design changes and we will vigorously defend our intellectual property.
     As a result, while we are not currently engaged in any intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation or disputes, including any that may arise in respect of our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:
•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.
Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.
We are dependent on relationships with strategic partners.
     Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution. To be commercially viable, our fuel systems must be integrated into engines and our engines must be integrated into chassis manufactured by OEMs. We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements, or that OEMs will manufacture engines with our fuel systems or chassis for our engines, or, if they do manufacture such products, that customers will choose to purchase them. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results. In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.
     Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.
     In addition, disputes regarding the rights and obligations of the parties could arise under our agreements with our strategic partners. These and other possible disagreements could lead to termination of such agreements or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration. Moreover, disagreements could arise with our strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.
We are dependent on relationships with our suppliers.
     While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with BTIC and Cryostar, certain of these manufacturers may presently be the sole supplier of key components for our products and we are dependent on their ability to source materials, manage their capacity, workforce and schedules. In particular, we are dependent on sole suppliers for our injectors, tanks, and pumps for our HPDI LNG systems and their ability to ramp up capacity and maintain quality and cost to support our production requirements. For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that have global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, by carrying inventory, and by locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.
We are dependent on our relationship with Cummins Inc. for CWI revenues and profits.
     The majority of our revenues are currently derived from the operations of CWI, which, in turn, purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on our business and financial results.
Our limited production trials, commercial launch activities and field tests could encounter problems.
     We conduct limited production trials and field tests on a number of our products as part of our product development cycle and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.
We may have difficulty managing the expansion of our operations.
     To support the launch, and increase sales and service, of our LNG system products, we may be required to expand the scope of our operations rapidly. This may include a need for a significant increase in employees and an increase in the size, or relocation, of our premises and changes to our information systems, processes and policies. Such rapid expansion may place a significant strain on our senior management team, support teams, information technology platforms and other resources. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.
Warranty claims could diminish our margins.
     There is a risk that the warranty accrual included in our cost of product revenue is not sufficient and that we may recognize additional expenses as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a redesign, re-specification or recall of our products, which, in turn, may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially.
     New products may have different performance characteristics from previous products. In addition, we have limited field experience with our HPDI LNG systems from which to make our warranty accrual estimates.
We could become subject to product liability claims.
     Our business exposes us to potential product liability claims that are inherent in natural gas, LPG and hydrogen, and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and therefore potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.
We could become liable for environmental damages resulting from our research, development or manufacturing activities.
     The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.
We have foreign currency risk.
     While a majority of our revenues, cost of sales, expenses and warranty balances are denominated in U.S. dollars, many of our operating expenses, other than cost of sales, are in Canadian dollars and we report in Canadian dollars. Foreign exchange gains and losses are included in results from operations, except for foreign exchange gains and losses relating to the translation of CWI’s consolidated balance sheets and statements of operations into Canadian dollars. As CWI is a self-sustaining foreign operation for accounting purposes, foreign exchange gains and losses relating to the translation of CWI balances are recorded within accumulated other comprehensive income (a separate component of shareholders’ equity) until such time as our net investment in CWI is reduced. A large decline in the value of the U.S. dollar relative to the Canadian dollar could impair revenues, margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations. From fiscal 2002 to fiscal 2007, on average, the U.S. dollar declined 28% against the Canadian dollar. From fiscal 2008 to fiscal 2009, on average, the Canadian dollar declined 9.3% against the U.S. dollar.
We could lose or fail to attract the personnel necessary to run our business.
     Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating personnel. As we develop additional capabilities we may require more skilled personnel. Given the highly specialized nature of our products, these personnel must be highly skilled and have a sound understanding of our industry, business or our technology. Recruiting personnel for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified personnel, there can be no assurance that we will continue to attract and retain the personnel needed for our business. The failure to attract or retain qualified personnel could have a material adverse effect on our business.
If we do not properly manage foreign sales and operations, our business could suffer.
     We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts. Establishment of an international market for our products may take longer and cost more to develop than we anticipate, and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds. As a result, if we do not properly manage foreign sales and operations, our business could suffer.
We may not realize the anticipated benefits from joint ventures, investments or acquisitions.
     Our joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules. Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.
Risks Related to our Securities
Our Common Share price may fluctuate.
     The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price could be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key personnel; general market conditions; and other events or factors, many of which may be beyond our control. As of July 27, 2009, the 52-week trading price of our Common Shares ranged from a low of $3.89 to a high of $15.34. See also “Market for Securities”.
We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future and therefore our shareholders may not be able to receive a return on their Common Shares until they sell them.
     We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors which our board of directors may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
There can be no assurance as to the liquidity of the trading market for the Preferred Shares, the Subscription Receipts, the Debt Securities or the Units or that a trading market for the Preferred Shares, the Subscription Receipts, the Debt Securities or the Units will develop.
     Prior to an offering of Preferred Shares, Subscription Receipts, Debt Securities or Units, there will be no public market for the Preferred Shares, Subscription Receipts, Debt Securities or Units. There can be no assurance that an active trading market for the Preferred Shares, Subscription Receipts, Debt Securities or Units will develop or be sustained. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the Preferred Shares, Subscription Receipts, Debt Securities or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Debt Securities or Units purchased under this prospectus and the relevant prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities or Units, and the extent of issuer regulation.
Credit ratings may not reflect all risks of an investment in the Debt Securities and may change.
     Credit ratings may not reflect all risks associated with an investment in the Debt Securities. Any credit ratings applied to the Debt Securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities. There is no assurance that any credit rating assigned to the Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.
Changes in interest rates may cause the value of the Debt Securities to decline.
     Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.
If we are characterized as a passive foreign investment company (“PFIC”), U.S. holders may be subject to adverse U.S. federal income tax consequences.
     Based in part on current operations and financial projections, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we raise in this Offering. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
     We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Securities, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the U.S. Exchange Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
     In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States, unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the United States Securities and Exchange Commission, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to prepare our financial statements in accordance with U.S. GAAP. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.
United States investors may not be able to obtain enforcement of civil liabilities against us.
     The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or the experts named in this Prospectus or enforce judgments obtained in the United States courts against us, certain of our directors and officers or the experts named in this Prospectus based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.
     There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this Prospectus. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this Prospectus to enforce liabilities based solely upon United States federal or state securities laws.
USE OF PROCEEDS
     Unless otherwise indicated in an applicable Prospectus Supplement relating to an offering of Securities, we will use the net proceeds we receive from the sale of Securities to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures, to reduce our outstanding indebtedness, for working capital purposes or for general corporate purposes. The amount of net proceeds to be used for each of the principal purposes will be described in the applicable Prospectus Supplement. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents will be paid out of our general funds. From time to time, we may issue debt securities or incur additional indebtedness other than through the issue of Securities pursuant to this Prospectus.
DESCRIPTION OF COMMON SHARES
     The following description of our Common Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.
     We are authorized to issue an unlimited number of Common Shares. As of July 27, 2009, we had 32,082,822 Common Shares issued and outstanding. Each Common Share entitles the holder to: (i) one vote per share held at meetings of shareholders; (ii) receive such dividends as declared by us, subject to any contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Shares and our credit facilities; and (iii) receive our remaining property and assets upon dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.
     In the event of our merger or consolidation with or into another entity in connection with which our Common Shares are converted into or exchanged for shares or other securities of another entity or property (including cash), all holders of our Common Shares will thereafter be entitled to receive the same kind and number of securities or kind of property (including cash). Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Shares having liquidation preferences, if any, the holders of our Common Shares will be entitled to receive pro rata our remaining assets available for distribution.

DESCRIPTION OF PREFERRED SHARES
     The following description of our Preferred Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.
     We are authorized to issue an unlimited number of Preferred Shares issuable in series with no par value, none of which are currently outstanding. Our board of directors has the authority to determine, with respect to any series of Preferred Shares, the rights, privileges, restrictions and conditions of that series, including:
•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the provisions applicable to such series, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates at which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.
     Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares, the holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.
     Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.
     On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

DESCRIPTION OF SUBSCRIPTION RECEIPTS
     The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.
     Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.
     Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts may have a contractual right of rescission against Westport, following the issuance of the underlying Common Shares or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.
     The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:
•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

•	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material tax consequences of owning the Subscription Receipts; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.
     We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.
DESCRIPTION OF WARRANTS
     The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of

Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants.
     Warrants may be offered separately or in combination with one or more other Securities. Each series of Warrants will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant agreements covering the Warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of the warrant agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.
     Pursuant to the warrant agreement, original purchasers of Warrants may have a contractual right of rescission against Westport, following the issuance of the underlying Common Shares or other securities to such purchasers upon the exercise or deemed exercise of the Warrants, to receive the amount paid for the Warrants and the amount paid upon exercise of the Warrants in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Warrants.
     The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:
•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;

•	the designation and terms of the Common Shares that may be acquired upon exercise of the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.
     We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

     We have delivered an undertaking to the British Columbia Securities Commission (the “Commission”) that we will not offer Warrants separately from other Securities (“Stand-Alone Warrants”) unless a Prospectus Supplement containing the specific terms of the offering of Stand-Alone Warrants is first approved for filing by the Commission.
DESCRIPTION OF DEBT SECURITIES
     The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities. Debt Securities may be offered separately or in combination with one or more other Securities. We may, from time to time, issue debt securities and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this Prospectus.
     The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between ourselves and a financial institution authorized to carry on business as a trustee (each, a “Trustee”).
     The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by us with the securities commission or similar regulatory authority in each of the provinces of Canada in which we are a reporting issuer after it has been entered into by us and will be available electronically at www.sedar.com.
General
     The Debt Securities may be issued from time to time in one or more series. We may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.
     Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including:
•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	any limit upon the aggregate principal amount of such Debt Securities;

•	the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

•	the issue price (at par, at a discount or at a premium) of such Debt Securities;

•	the date or dates on which such Debt Securities will be issued and delivered;

•	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date(s);

•	the rate or rates per annum (either fixed or floating) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

•	the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

•	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of the Corporation;

•	the Trustee under the Trust Indenture pursuant to which such Debt Securities are to be issued;

•	any redemption term or terms under which such Debt Securities may be defeased whether at or prior to maturity;

•	any repayment or sinking fund provisions;

•	any events of default applicable to such Debt Securities;

•	whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any exchange or conversion terms and any provisions for the adjustment thereof;

•	if applicable, our ability to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities by us or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

•	the provisions applicable to the modification of the terms of the Trust Indenture; and

•	any other specific material terms or covenants applicable to such Debt Securities.
     We reserve the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.
Ranking
     The Debt Securities will be direct unsecured obligations of Westport. The Debt Securities will be senior or subordinated indebtedness of Westport as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of Westport from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of Westport as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of Westport from time to time issued and outstanding as described in the applicable Prospectus Supplement. We reserve the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.
Registration of Debt Securities
Debt Securities in Book Entry Form
     Debt Securities of any series may be issued in whole or in part in the form of one or more global securities (each a “Global Security” and together “Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series.
     A Global Security may not be transferred, except as a whole between the Depositary and a nominee of the Depositary or as between nominees of the Depositary, or to a successor Depositary or nominee thereof, until it is wholly exchanged for Debt Securities in certificated non-book-entry form in accordance with the terms of the applicable Trust Indenture. So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal of and interest, if any, on the Debt Securities represented by a Global Security will be made by us to the Depositary or its nominee.
     Subject to such exceptions, if any, as may be provided for in the Trust Indenture and described in the applicable Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form, will not be considered the owners or holders thereof under the applicable Trust Indenture and will be unable to pledge Debt Securities as security. The laws of some states in the United States may require that certain purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form.
     Principal and interest payments, if any, on the Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. Neither Westport, the Trustee nor any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
     Westport, any underwriters, dealers or agents and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the Debt Securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this Prospectus or in any Prospectus Supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Depositary participants.
     The applicable Prospectus Supplement will identify the applicable Depositary for any Debt Securities represented by a Global Security.
Debt Securities in Registered Form
     Debt Securities of any series may be issued in whole or in part in registered form as provided in the applicable Trust Indenture.
     In the event that the Debt Securities are issued in certificated non-book-entry form, principal and interest, if any, will be payable, the transfer of such Debt Securities will be registerable and such Debt Securities will be exchangeable for Debt Securities in other denominations of a like aggregate principal amount at the office or agency maintained by us. Payment of principal and interest, if any, on Debt Securities in certificated non-book-entry form may be made by check mailed to the address of the holders entitled thereto.
     Subject to the foregoing limitations, Debt Securities of any authorized form or denomination issued under the applicable Trust Indenture may be transferred or exchanged for Debt Securities of any other authorized form or denomination or denominations, any such transfer or exchange to be for an equivalent aggregate principal amount of Debt Securities of the same series, carrying the same rate of interest and same redemption and other provisions as the Debt Securities so transferred or exchanged. Exchanges of Debt Securities of any series may be made at the offices of the applicable Trustee and at such other places as we may from time to time designate with the approval of the applicable Trustee and may be specified in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the applicable Trustee will be the registrar and transfer agent for any Debt Securities issued in certificated non-book-entry form under the applicable Trust Indenture.

DESCRIPTION OF UNITS
     We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.
     The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.
     The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:
•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	the number of Securities that may be purchased upon exercise of each Unit and the price at which and currency or currency unit in which that amount of Securities may be purchased upon exercise of each Unit;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.
     We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.
PRIOR SALES
     The following description of securities issuances contains information with respect to all issuances of our securities for the 12-month period prior to the date of this Prospectus, as adjusted to reflect the consolidation of our shares on a three-and-one-half-to-one (3.5:1) basis on July 21, 2008.
     We have issued the following Common Shares during the 12-month period prior to the date of this Prospectus:

	Price per Common Share	Number of Common
Date	($)	Shares(1)
July 29, 2008	5.36	4,286
July 29, 2008	5.29	1,903
August 5, 2008	11.55	1,532

	Price per Common Share	Number of Common
Date	($)	Shares(1)
August 5, 2008	5.25	1,219
August 5, 2008	6.65	300
August 5, 2008	5.43	184
August 5, 2008	5.29	3,157
August 5, 2008	3.40	294
August 18, 2008	12.73 (2)	4,500,000	(3)
August 19, 2008	5.25	1,335
September 26, 2008	7.77	65
September 26, 2008	5.29	1,084
November 4, 2008	6.51	1,447	(4)
November 12, 2008	5.29	2,500	(4)
December 5, 2008	4.27	9,524
January 29, 2009	4.45	1,900
February 6, 2009	5.29	239
April 1, 2009	4.27	952
June 3, 2009	5.29	1,363
June 5, 2009	3.22	310
June 5, 2009	3.68	7,142
June 6, 2009	4.45	7,142
June 11, 2009	5.99	846
June 11, 2009	5.29	4,000
June 12, 2009	6.30	7,885
June 25, 2009	3.22	2,857
June 25, 2009	4.27	7,142
July 16, 2009	4.59	500
July 17, 2009	5.29	571
July 21, 2009	5.29	1,627

Notes:

(1)	Unless otherwise noted, all Common Shares were issued upon exercise of stock options granted under the Westport stock option plan.

(2)	The issue price of the Common Shares issued on August 18, 2008 was U.S.$12.00. The issue price set forth above is based on the U.S.-Canadian dollar noon exchange rate on August 18, 2008, as quoted by the Bank of Canada, being Cdn. $1.0605 = U.S.$1.00.

(3)	Common Shares issued pursuant to a public offering.

(4)	Common Shares issued upon exercise of units granted under the Westport performance share unit plan, as amended.
     On October 23, 2008, 790,614 warrants were granted to Her Majesty the Queen in right of Canada as Represented by the Minister of Industry pursuant to the terms of a technology development agreement between Westport and one of its affiliates and Her Majesty the Queen in Right of Canada dated March 27, 2003 as part of the former Technology Partnerships Canada Program, which agreement was subsequently amended on September 14,

2007. Each such warrant entitles the holder to acquire one Common Share upon payment of an exercise price of $10.65 at any time prior to October 23, 2013.
     As of July 27, 2009, we have issued the following options during the last 12-month period pursuant to our existing Stock Option Plan and Performance Share Units granted pursuant to our Performance Share Unit Plan:

Option-based Awards			Share-based Awards
Per Share
market value
	Number of				of shares
	securities				underlying
	underlying	Option		Number	units at time
	granted	Exercise		of units	of unit
	options	price		granted	issuance
Date	(#)	($)	Date	(#)	($)
August 6, 2008	34,280	14.90	August 6, 2008	259,923	14.90

November 7, 2008	5,000	5.71	November 12, 2008	407,892	5.25
MARKET FOR SECURITIES
     Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the periods indicated, as adjusted to reflect the consolidation of our shares on a three-and-one-half-to-one (3.5:1) basis that was completed on July 21, 2008, but was not effective for TSX trading purposes until July 24, 2008.

	Toronto Stock Exchange				NASDAQ Global Market
	High	Low	Close	Volume	High	Low	Close	Volume
Period	($)	($)	($)	(Shares)	(U.S.$)	(U.S.$)	(U.S.$)	(Shares)
2008
July(1)	18.38	12.17	13.04	1,857,458	—	—	—	—
August (2)	15.34	12.11	13.39	1,713,566	13.55	11.42	12.56	2,354,448
September	13.80	8.56	10.00	2,211,000	13.15	8.20	9.14	4,376,137
October	9.95	4.08	5.24	2,447,190	9.28	3.26	4.43	3,935,038
November	7.64	4.00	5.05	2,080,434	6.60	3.15	3.96	2,219,066
December	6.41	4.51	6.25	1,285,329	5.45	3.52	5.10	1,254,758

2009
January	7.74	6.01	6.50	789,725	6.55	4.77	5.27	845,592
February	7.18	4.62	5.20	853,258	5.83	3.60	4.05	885,763
March	6.75	3.89	6.30	750,430	5.51	3.01	4.99	1,125,488
April	7.40	5.08	6.00	1,229,779	6.00	4.18	5.04	2,446,298
May	6.69	5.25	6.34	1,625,944	6.00	4.47	5.83	2,520,207
June	10.23	6.27	9.39	2,572,701	9.09	5.75	8.09	5,175,574
July (to July 27)	10.93	8.77	9.55	1,396,783	9.90	7.62	8.83	3,339,794

Notes:

(1)	Trading in our Common Shares commenced on a post-consolidation basis on the TSX on July 24, 2008, however, all prices and volume reflect the consolidation of the common shares on a three-and-one-half-to-one (3.5:1) basis.

(2)	Trading in our Common Shares commenced on the NASDAQ Capital Market on August 18, 2008.
PLAN OF DISTRIBUTION
     We may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.
     The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.
     In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents or other intermediaries that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.
     If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.
     The Prospectus Supplement relating to any offering of Securities will also set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of Securities sold to or through underwriters will be named in the Prospectus Supplement relating to such offering.
     Under agreements which may be entered into by us, underwriters, dealers, placement agents and other intermediaries who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers, placement agents and other intermediaries with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.
     Any offering of Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units.
     Subject to applicable securities legislation, in connection with any offering of Securities under this Prospectus, the underwriters, if any, may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS
     The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable.
LEGAL MATTERS
     Unless otherwise specified in the Prospectus Supplement, certain legal matters relating to the offering of the securities will be passed upon for us by Bennett Jones LLP and Dorsey & Whitney LLP. In addition, certain legal matters in connection with any offering of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.
     The partners and associates of Bennett Jones LLP, as a group, and the partners and associates of Dorsey & Whitney LLP, as a group, each beneficially own, directly or indirectly, less than 1% of our securities. W. Chipman Johnston, our corporate secretary, is a partner of Bennett Jones LLP.
AUDITORS
     Our financial statements as at March 31, 2009 and 2008 incorporated by reference into this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated May 14, 2009 which is also incorporated by reference herein, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. KPMG LLP are independent of us pursuant to the rules of professional conduct applicable to auditors in all provinces of Canada and independent within the meaning of the U.S. Exchange Act, as amended.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:
•	the documents referred to under “Documents Incorporated by Reference” in this Prospectus;

•	the consent of our auditors KPMG LLP;

•	the consent of our Canadian counsel Bennett Jones LLP; and

•	powers of attorney from our directors and officers.